                                                Filed Persuant to Rule 424(b)(S)
                                                      Registration No. 333-91381

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this preliminary prospectus supplement is not complete and +
+                               may be changed.                                +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  Subject to Completion. Dated March 27, 2000.
          Prospectus Supplement to Prospectus dated December 3, 1999.

                                  $250,000,000

                           The ServiceMaster Company
[LOGO OF THE SERVICEMASTER COMPANY]
                             % Notes due         , 2005

                                  -----------

  ServiceMaster will pay interest on the notes on     and     of each year. The
first such payment will be made on         , 2000. The notes will be issued
only in denominations of $1,000 and integral multiples of $1,000.

  ServiceMaster has the option to redeem all or a portion of the notes at any time prior to maturity at the redemption prices described in the Prospectus Supplement.

                                  -----------

  Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

                                  -----------

                                                                     Per
                                                                     Note  Total
                                                                     ----  -----
Initial public offering price.......................................     % $
Underwriting discount...............................................     % $
Proceeds, before expenses, to ServiceMaster.........................     % $

  The initial public offering price set forth above does not include accrued
interest, if any. Interest on the notes will accrue from         , 2000 and
must be paid by the purchaser if the notes are delivered after         , 2000.

                                  -----------

  The underwriters expect to deliver the notes in book-entry form only through the facilities of The Depository Trust Company against payment in New York, New
York on       , 2000.

Goldman, Sachs & Co.                                           J.P. Morgan & Co.

      Banc of America Securities LLC
              Banc One Capital Markets, Inc.
                     BNY Capital Markets, Inc.
                           SunTrust Equitable Securities

                                  -----------

                 Prospectus Supplement dated           , 2000.

                           THE SERVICEMASTER COMPANY

    ServiceMaster, with operating revenue of approximately $5.7 billion in 1999, is one of the largest providers of residential and commercial services to individual customers and businesses and supportive management services to businesses and institutions in the United States. In addition, we have operations in 41 countries around the world.

    Our consumer and commercial services businesses provide services to over 12 million residential and commercial customers world-wide under leading brand names which include:

      TruGreen ChemLawn for lawn, tree and shrub care and indoor plant maintenance;

      TruGreen LandCare for commercial landscaping services;

      Terminix for termite and pest control services;

      American Residential Services for heating, ventilation, air conditioning and refrigeration services;

      Rescue Rooter for plumbing and drain cleaning services;

      American Home Shield and Amerispec for home system and appliance warranty contracts and home inspection services;

      ServiceMaster Clean for heavy-duty residential and commercial cleaning and disaster restoration services;

      Merry Maids for residential maid services; and

      Furniture Medic for on-site furniture repair and restoration services.

    These services comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

    Our management services business provides facilities management services to over 1,700 customers in the health care, education and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, food service, laundry and linen services, total facilities management and other services.

    We are incorporated under the laws of Delaware and are a successor to a business which began operations in 1947. Our principal executive offices are located at One ServiceMaster Way, Downers Grove, Illinois 60515-1700 and our telephone number is (630) 271-1300. We maintain a website on the Internet at http://www.ServiceMaster.com. This website and the information contained therein are not a part of this Prospectus Supplement or the Prospectus.

                        CAPITALIZATION OF SERVICEMASTER

    The following table sets forth our unaudited consolidated capitalization at December 31, 1999 on a historical basis and as adjusted to reflect the sale of the notes and the application of the net proceeds of the notes.

                                                            December 31, 1999
                                                          ---------------------
                                                                         As
                                                            Actual    Adjusted
                                                          ---------- ----------
                                                             (In thousands)
Short-term debt, including current portion of long-term
 debt.................................................... $   71,716 $   71,716
Long-term debt:
  Revolving credit facilities............................    382,500    134,300
  Notes offered hereby...................................        --     250,000
  Other long-term debt, excluding current portion........  1,315,082  1,315,082
                                                          ---------- ----------
    Total debt........................................... $1,769,298 $1,771,098
                                                          ========== ==========
Total stockholders' equity............................... $1,205,716 $1,205,716
Total capitalization..................................... $2,975,014 $2,976,814

                       RATIO OF EARNINGS TO FIXED CHARGES

    The following table sets forth our unaudited ratios of earnings to fixed charges for the periods indicated.

                                                      Year Ended December 31,
                                                   -----------------------------
                                                   1999  1998  1997  1996  1995
                                                   ----- ----- ----- ----- -----
Consolidated ratio of earnings to fixed charges... 3.50x 3.50x 3.65x 5.16x 4.83x

    The consolidated ratios of earnings to fixed charges were computed by dividing earnings by fixed charges. For this purpose, "earnings" consist of income from continuing operations before income taxes, fixed charges (excluding capitalized interest) and minority interest expenses of subsidiaries with fixed charges and "fixed charges" consist of interest and amortization of debt expense, including the interest portion of rental obligations deemed representative of the interest factor.

                                USE OF PROCEEDS

    The net proceeds from the sale of the notes will be approximately $248.2 million. We expect to use the net proceeds from the sale of the notes to repay a portion of our borrowings under our revolving bank credit facility. This revolving bank credit facility matures on April 1, 2002 and bears interest at floating rates (equal to approximately 6.2 percent at December 31, 1999).

    Affiliates of J.P. Morgan Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., BNY Capital Markets, Inc. and SunTrust Equitable Securities Corporation are lenders under our revolving bank credit facility. See "Underwriting."

                            SELECTED FINANCIAL DATA

          (In thousands, except for per share and percentage data)(1)

    We are providing the following selected financial information about us for your benefit. This information is derived from our audited financial statements for each of the fiscal year end periods shown below.

    The following information is only a summary and you should read it in connection with "Management's Discussion and Analysis of Financial Condition and Results of Operations" contained in this Prospectus Supplement. In addition, this selected historical financial data should be read in conjunction with our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 1999.

                                         Year Ended December 31,
                          ---------------------------------------------------------
                             1999       1998        1997        1996        1995
                          ---------- ----------  ----------  ----------  ----------
Operating Results:
Operating revenue.......  $5,703,535 $4,724,119  $3,961,502  $3,458,328  $3,202,504
Cost of services
 rendered and products
 sold...................   4,459,035  3,679,612   3,058,160   2,681,008   2,499,700
Selling and
 administrative
 expenses...............     775,826    648,085     559,409     482,102     450,937
Other, net (2)..........      85,500        --          --          --          --
                          ---------- ----------  ----------  ----------  ----------
Operating income........     383,174    396,422     343,933     295,218     251,867
Non-operating expense
 (income):
 Interest expense (3)...     108,955     92,945      76,447      38,298      35,855
 Interest and investment
  income................    (21,974)    (15,301)    (14,304)    (10,183)     (7,310)
 Minority interest......         --         --        7,511      14,706      45,715
                          ---------- ----------  ----------  ----------  ----------
Income before income
 taxes..................     296,193    318,778     274,279     252,397     177,607
Provision for income
 taxes (pro forma
 corporate form prior to
 1998) (4)..............     122,630    128,786     110,809     101,968      71,753
                          ---------- ----------  ----------  ----------  ----------
Net income (pro forma
 corporate form prior to
 1998)..................  $  173,563 $  189,992  $  163,470  $  150,429  $  105,854
                          ========== ==========  ==========  ==========  ==========

Net income before non-
 recurring items........  $  224,863 $  189,992  $  163,470  $  150,429  $  105,854
Per share net income
 (pro forma corporate
 form prior to
 1998)(1)(4)(6):
 Basic..................  $     0.56 $     0.66  $     0.57  $     0.47  $     0.41
 Diluted................  $     0.55 $     0.64  $     0.55  $     0.46  $     0.39
 Basic before non-
  recurring items, net
  (2)...................  $     0.73 $     0.66  $     0.57  $     0.47  $     0.41
 Diluted before non-
  recurring items, net
  (2)...................  $     0.72 $     0.64  $     0.55  $     0.46  $     0.39
Cash distribution per
 share..................  $     0.36 $     0.33  $     0.31  $     0.29  $     0.28
Partnership Information:
 (4)
Income before income
 taxes..................                         $  274,279  $  252,397  $  177,607
Provision for income
 taxes..................                             10,203       7,257       5,588
One time tax benefit
 relating to change
 in tax status..........                             65,000         --          --
                                                 ----------  ----------  ----------
Net income..............                         $  329,076  $  245,140  $  172,019
                                                 ==========  ==========  ==========
Per share net income:
 Basic..................                         $     1.15  $     0.77  $     0.66
 Diluted................                         $     1.10  $     0.75  $     0.64
Other Data Before Non-
Recurring Items: (2)
EBITDA (7)..............  $  629,092 $  516,328  $  443,788  $  369,701  $  279,450
Net cash provided from
 operations (5).........     256,575    405,539     371,889     341,386     297,425
Net cash provided from
 operations excluding
 tax payments (5).......     433,491    413,986     377,989     347,293     298,380
Property additions......      88,754     75,297      46,232      42,952      44,624
Operating income margin.        8.2%       8.4%        8.7%        8.5%        7.9%
Financial Position at
 Period End:
Working capital (5).....  $  113,434 $ (83,495)  $   35,907  $   73,782  $   20,309
Total assets............   3,870,215  2,914,851   2,475,224   1,846,841   1,649,890
Long-term debt..........   1,697,582  1,076,167   1,247,845     482,315     411,903
Shareholders' equity
 (3)....................   1,205,716    956,486     524,438     796,767     746,660

--------
(1) All per share data reflect the three-for-two share splits in 1996, 1997 and 1998.
(2) In the second quarter of 1999, ServiceMaster realized an after-tax gain of $30 million ($50.1 million pretax) relating to the sales of its Premier automotive business and its remaining 15 percent interest in ServiceMaster Energy Management, and recorded a one-time after-tax charge of $81 million ($135.6 million pretax) relating to its Diversified Health Services ("DHS") business.
(3) In 1997, ServiceMaster incurred bank borrowings of approximately $91 million to finance the cash portion of the acquisition of Barefoot, Inc. and approximately $626 million to fund the repurchase of the 19 percent ownership interest in ServiceMaster held by Waste Management, Inc. The increase in interest expense and the decrease in shareholders' equity (as well as the number of shares outstanding) in 1997 is primarily the result of such borrowings and stock repurchase.
(4) ServiceMaster converted from partnership to corporate form on December 26, 1997. Prior to this reincorporation, the partnership was not subject to federal or state income taxes since its taxable income was allocated to its shareholders. As a result of this reincorporation, ServiceMaster is a taxable entity and is responsible for such payments. Pro forma information is presented to compare the continuing results of operations as if ServiceMaster were a taxable corporation in the periods presented. The pro forma provision for income taxes has been calculated assuming that ServiceMaster's effective tax rate was approximately 40 percent of pretax earnings. As a result of the reincorporation, ServiceMaster recorded a deferred tax asset in 1997 that represents the tax effect of the difference between the book and tax basis of ServiceMaster's assets and liabilities. This resulted in the recognition of a deferred tax asset on the balance sheet and a corresponding $65 million gain in the tax benefit line of the income statement. The actual economic benefit to ServiceMaster of the tax basis step-up significantly exceeds the amount of the gain and is expected to result in a reduction of annual cash tax payments.
(5) In the first year after reincorporation, ServiceMaster was able to defer the payment of its 1998 federal taxes until March 1999. Therefore, the 1998 cash flow is fairly comparable to 1997 when ServiceMaster was in partnership form and paid no taxes. The December 1998 current liabilities include the 1998 tax payable amount. In 1999, ServiceMaster made estimated tax payments throughout the year on its 1999 earnings as well as the 1998 Federal tax payment made in March 1999.
(6) Basic earnings per share are calculated based on 307,637 shares in 1999, 289,315 shares in 1998, 285,944 shares in 1997, 317,381 shares in 1996 and
    260,382 shares in 1995 while diluted earnings per share are calculated based on 314,406 shares in 1999, 298,887 shares in 1998, 299,640 shares in 1997, 330,429 shares in 1996 and 273,203 in 1995. (Numbers are in thousands.)
(7) Represents earnings before interest expense, taxes, depreciation and amortization ("EBITDA"). EBITDA is a commonly-used supplemental measurement of a company's ability to generate cash flow. Management believes that EBITDA is another measure which demonstrates the cash-generating abilities of ServiceMaster's businesses. However, EBITDA should not be considered an alternative to net income in measuring ServiceMaster's performance or used as an exclusive measure of cash flow because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows contained in our audited financial statements.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

       All share and per share data mentioned in this section reflect the three-for-two share splits in August 1998 and June 1997.

Results of Operations

 1999 Compared with 1998

    Revenues increased 21 percent to $5.7 billion, reflecting strong growth from acquisitions and increases in base operations. Approximately six percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in established businesses, while the newer initiatives, including landscaping, plumbing and heating/air conditioning services, provided 21 percent of the total growth. This growth was partially offset by the sale of our Premier business and our interest in ServiceMaster Energy Management and the wind-down of our Home Health Care business. Operating income before non-recurring items increased 18 percent over the prior year. Margins decreased to
8.2 percent of revenue from 8.4 percent in 1998, resulting from a shift in business mix as the new initiatives in landscaping, heating/air conditioning and plumbing (which are currently slightly lower margin businesses) represented a higher portion of revenue. We expect to realize significant margin improvements in these businesses as they become further integrated. Operating margins excluding these new operations increased 10 basis points even though a severe drought in the Mid-Atlantic and Northeast regions of the country in 1999 reduced margins in TruGreen ChemLawn, our largest operating unit. Diluted earnings per share before non-recurring items increased 13 percent to $.72, compared with $.64 last year. Net income on this same basis grew 18 percent to $225 million from $190 million in 1998. Net income grew at a faster rate than earnings per share due to an increase in shares outstanding, resulting from shares issued for acquisitions and our equity offering in May 1998.

    During the year, we realized an after-tax gain of $30 million relating to the sale of our Premier automotive business and the sale of our remaining 15 percent interest in ServiceMaster Energy Management. In addition, we recorded a one-time after-tax charge of $81 million relating to our DHS business. These items reduced net income from ongoing operations by $51 million ($85.5 million pretax). As a result, we reported net income of $174 million, with diluted earnings per share of $.55.

    During 1999, we launched two new strategic business initiatives. The first initiative focuses on broadening our core service capabilities to the consumer market by creating an e-commerce alternative for selling, providing and bundling our service offerings and related products. The other initiative involves expanding our outsourcing, site service and information resources to the business and commercial market. We expect earnings per share to continue to grow at double-digit rates for the next two years, but at less than historical levels because of the investments that we will be making to support these directives, which we believe will be $.03 to $.05 per share in 2000.

    In January 2000, we announced the formation and initial funding of WeServeHomes.com, a separate Internet company that will offer comprehensive on-line solutions for the consumer market by providing home services, products and information. We own 84 percent of WeServeHomes.com through the contribution of our 1-800-WE-SERVE call center and the assets of our Internet business. In addition, we will support the new company through intensive co-branding efforts, access to our customer base and third-party contractor relationships, fulfillment support and licensing the use of certain trademarks. Kleiner Perkins Caufield & Byers (Kleiner Perkins), one of the nation's most respected and successful venture capital firms, contributed $15 million and holds a 16 percent ownership interest with warrants to purchase an additional $11.5 million in stock at the same price. The initial investment by Kleiner Perkins will help fund site design and development, infrastructure support and promotional expenditures. In addition, expenses in 2000 associated with WeServeHomes.com will be reduced by the amount of the Kleiner Perkins investment.

    The Consumer and Commercial Services business unit achieved a 53 percent increase in revenues to $3.1 billion, reflecting solid growth in established businesses, as well as contributions from our landscaping, heating/air conditioning and plumbing initiatives. Net income increased eight percent to $171 million, reflecting profit increases at all of the companies except TruGreen ChemLawn. TruGreen (which includes both the lawncare and landscaping operations) reported a substantial increase in revenues and profits comparable to last year, reflecting the impact of severe weather conditions on the lawn care operations partially offset by increases from the landscape initiative. TruGreen ChemLawn, our lawn care operations, reported modest revenue growth but lower profits due to the effects of the extreme drought in the Northeast and the Mid-Atlantic regions of the country. Solid revenue growth in commercial accounts helped support the weaker growth in residential lawn care services resulting from the unfavorable summer weather conditions over the last two years. Through the acquisitions of LandCare USA ("LandCare") and other smaller businesses, we have become the largest provider of commercial landscape services in the country. Over 20 percent of the Consumer and Commercial Services revenue growth came from this new initiative. TruGreen LandCare, which contains our landscape operations, achieved significant increases through acquisitions but also realized strong double-digit internal growth. Terminix achieved strong growth in revenues and profits, resulting from increases in termite completions and renewals, improved branch efficiencies and the successful integration of acquisitions. Growth in new termite customers reflects a continued strong demand for termite baiting systems. American Home Shield ("AHS") achieved double-digit growth in revenues and profits, reflecting increases in warranty contracts sold through all distribution channels. In addition, a greater percentage of its revenues was derived from customer renewals, which carry higher margins and retention rates. The combined Rescue Rooter and American Residential Services, Inc. ("ARS") operations reported strong growth in revenues and profits. ARS, which was acquired in April 1999, provides comprehensive maintenance, repair and replacement services for heating, ventilation and air conditions ("HVAC"), plumbing, electrical and other systems, and major appliances in homes and commercial buildings. This acquisition established us as one of the country's leading providers of these services and also complements our established plumbing business. In addition, ARS significantly expands our service offerings on a nationwide basis and provides added support for AHS. Both the HVAC and plumbing operations achieved good internal growth and productivity gains. The franchise operations, ServiceMaster Clean (formerly Residential/Commercial) and Merry Maids, achieved solid increases in revenues and profits despite an extremely tight labor market, with continued growth of Company-owned operations, increased license sales and productivity improvements.

    The traditional Management Services business reported revenues of $1.9 billion and net income of $77 million. These results include a $30 million after-tax gain relating to the sales of its Premier automotive unit and its remaining 15 percent interest in ServiceMaster Energy Management. Revenues and net income from continuing operations both increased three percent. This growth includes the benefit of overhead efficiency gains realized throughout the business units. The traditional Healthcare market reported a modest decrease in revenues and profits consistent with last year. We achieved solid revenue and profit increases in both the Business & Industry and Education markets, reflecting increased volume and lower overhead spending. The base of annualized revenue from continuing operations grew two percent for the year, which reflected a strong sales year and an increased number of contracts served.

    On April 21, 1999, we sold our Premier business unit to Durr AG of Germany for $76 million. Premier provides cleaning services for paint booths and other related maintenance service in the automotive industry. We believe that alliances or significant incremental investments would have been required to remain competitive in this industry. The sale of Premier allowed us to realize the significant appreciation in our investment and to reinvest the proceeds in initiatives more central to our core strategies. The sale resulted in an after-tax gain of approximately $25 million ($42 million pretax). Also in the second quarter, we sold our remaining 15 percent interest in ServiceMaster Energy Management to our partner, Texas Utilities, which resulted in an after-tax gain of $5 million ($8 million pretax).

    Other Operations include primarily Employer Services, the professional employer organization, DHS, which provides services and products to the long-term care market, and our headquarters operations. Net income before non-recurring items improved from 1998, reflecting favorable interest allocations and gains on financial investments partially offset by reduced profitability in the DHS operations.

    The long-term care industry has recently undergone a dramatic transition period, largely as a result of changes in government reimbursement and compliance policies. Our DHS unit manages long-term facilities and, in a number of cases, had helped finance these facilities, generally in return for a long-term management contract and a share in the market appreciation of the facility. DHS had also provided a number of ancillary services and products, including rehabilitation therapy, medical supplies, pharmacy and design and build services. During the year, we announced that we were undertaking a strategic review and assessment of our DHS business due to changes in reimbursement and compliance policies and the resulting financial difficulties of a number of its customers. Based on the review of the business and the credit risks involved, we reduced the scope of the services it offered substantially, including ancillary services, and decided to eliminate all future credit extension activities. As a result of the review, we recorded in the second quarter of 1999 an after-tax charge of $81 million ($135.6 million pretax) for the restructuring and write-down of assets related to DHS. Approximately $12 million of the charge related to provisions for future expected cash expenditures. Since that time, we have terminated several customer relationships, with the corresponding overhead structure eliminated, and reduced the scope of its ancillary services. We continue to believe that the charge was adequate and the remaining provisions are sufficient to cover future requirements.

    On a consolidated basis, cost of services rendered and products sold increased 21 percent, primarily due to acquisitions and general business growth. Cost of services rendered and products sold increased as a percentage of revenues to 78.2 percent in 1999 from 77.9 percent in 1998. The landscaping, heating/air conditioning and plumbing acquisitions have significantly affected this comparison because their cost of services as a percentage of revenues is higher than the average for the enterprise. Excluding these platforms, cost of services rendered and products sold decreased as a percentage of revenues to
76.0 percent from 77.7 percent in 1998. This decrease primarily reflects the changing mix of the business as TruGreen ChemLawn and Terminix increase in size in relationship to our overall business. The TruGreen ChemLawn and Terminix businesses generally operate at higher gross margin levels than the rest of our business, but also incur somewhat higher selling and administrative expenses as a percentage of revenues.

    Consolidated selling and administrative expenses increased 20 percent over the prior year and, as a percentage of revenue, decreased to 13.6 percent in 1999 from 13.7 percent in 1998. The platform initiatives noted above have lower selling and administrative expenses, as a percentage of revenues, than the company average.

    Interest expense increased over the prior year, primarily due to increased debt levels associated with acquisitions. The increase in interest and investment income primarily resulted from additional gains realized on financial investments. The tax provision reflects a higher effective tax rate compared with last year, primarily due to the non-deductibility of goodwill related to several large acquisitions completed in 1999.

    As more fully described in the notes to the consolidated financial statements, a lawsuit is currently pending in Atlanta, Georgia wherein the plaintiff, a former salesman, claimed that we wrongfully declined to pay a commission of approximately $180,000. In September 1999, the jury returned a verdict of approximately $1 million in compensatory damages and $135 million in punitive damages. We have filed a motion for judgment notwithstanding the verdict or, in the alternative, for a new trial. If the outcome of the post-trial proceedings is not satisfactory to us, we will appeal. We believe that the award of $135 million in punitive damages is not supportable by the facts of the case or by applicable state law. We are not presently able to reasonably estimate the ultimate outcome of this case, and accordingly, minimal expense has been recorded. If the adverse judgment is sustained after all appeals are concluded (which is a result not anticipated by us), our results of operations for a particular year could be materially adversely affected. However, we believe that the ultimate outcome of this litigation is not expected to have a material adverse effect on our financial condition or results of operations.

    We did not experience any significant computer system problems in the transition from the year 1999 to the year 2000 and we did not experience any significant year 2000 problems with our suppliers or customers. We substantially completed all of our year 2000 remediation efforts before December 31, 1999, and our costs of addressing year 2000 issues were not material to our results of operations or financial position.

 1998 Compared with 1997

    Revenues increased 19 percent to $4.7 billion through a combination of acquisitions and solid growth from base operations. Approximately eight percent of the revenue increase resulted from internal growth and small tuck-in acquisitions in existing service lines, primarily lawn care and pest control, with another six percent coming from platform acquisitions primarily in plumbing and landscaping. The remaining five percent of the revenue growth represented the acquisition of a professional employer organization in August 1997. The professional employer organization has a significant impact on revenues and margins, because the entire employee payroll of the customer is recognized both as revenue and operating cost. As a result, the margins are low in this business and reduce our consolidated operating margins. Operating income increased 15 percent to $396 million, while margins decreased to 8.4 percent of revenue from 8.7 percent in 1997. Operating margins excluding the professional employer organization improved 10 basis points over last year, reflecting the continued strong growth of higher margin businesses, productivity improvements and the successful integration of acquisitions at our Consumer and Commercial Services business unit.

    Pro forma information is presented for 1997 to compare the continuing results of operations as if we had been a taxable corporation in all years. On this basis, net income grew 16 percent to $190 million. Basic and diluted earnings per share increased 16 percent to $.66 and $.64, respectively.

    The Consumer and Commercial Services business unit achieved a 23 percent increase in revenue, reflecting strong growth from both internal sources and acquisitions, including the Rescue Rooter plumbing business and commercial landscaping companies. Net income increased 28 percent, reflecting solid double-digit profit increases at all of the companies. TruGreen ChemLawn reported strong growth in revenues and profits, reflecting base business growth and the entry into the commercial landscape market through the acquisition of several companies. The successful integration of acquisitions and other cost initiatives helped offset the effects of severe summer weather conditions in many regions of the country. Terminix achieved strong double-digit growth in revenues and profits, resulting from excellent increases in termite completions and renewals and improved margins. Higher customer retention levels and efficiency improvements contributed to the increased margins. AHS continued to experience exceptional momentum with very strong double-digit increases in warranty contracts written due to excellent growth in real estate and direct-to-consumer sales, as well as strong renewal growth. This volume increase was partially affected by increased service orders relating to expensive air conditioning repairs due to the extreme heat experienced in many parts of the country. The franchise operations, ServiceMaster Clean, (formerly Residential/Commercial Services), and Merry Maids, achieved solid revenue increases and higher margins, reflecting improvements in company-owned operations and cost controls. The Rescue Rooter operations reported very good results, reflecting improved marketing efforts, productivity improvements and effective cost controls.

    The traditional Management Services business achieved a seven percent revenue increase as a result of acquisitions and modest growth in the base business. Profits increased significantly due to a $38 million pretax gain relating to the formation of a strategic venture with Texas Utilities Company. The new venture acquired all of the assets of ServiceMaster energy management and was owned 85 percent by Texas Utilities and 15 percent by ServiceMaster. In June 1999, we sold the remaining 15 percent interest to Texas Utilities. Excluding this gain, profits were one percent below the prior year level as increases in the Business and Industry and Education markets were offset by reduced profitability in the Healthcare market. The traditional Healthcare market reported a slight decline in revenues with lower profits than last year as a result of continued industry pressures and additional investments in the business compared with the prior year. The Company achieved significant revenue and profit increases in the Business and Industry market, reflecting the successful integration of acquisitions and increased sales in the base business. The Education market reported strong growth in profits due to better customer retention and the favorable effect of eliminating costs incurred in 1997 related to unwinding a large contract.

    Other operations include primarily Parent and our DHS business, which provides services and products to the long-term care market and Employer Services, the professional employer organization. Revenues increased significantly as the 1998 results include a full year of the professional employer organization that was acquired in August 1997. Operating income was down significantly from the prior year, reflecting a large charge related primarily to the home health care business and operational losses. In late 1998, we completed a strategic review of our home health care business and concluded that, without significant investment to make home health care one of its core businesses, it could not profitably provide high quality service in the future and continue to satisfy all the changes and the requirements of new governmental reimbursement programs. We are discontinuing our outsourced management contracts of home health care agencies, but will continue to provide consulting services to hospitals and other providers of home health care. We incurred and established reserves of approximately $32 million (pretax) relating to home health care, which included a write-down for the impairment of assets and costs relating to exiting customer arrangements. An additional $6 million pretax charge was recorded that was specifically designated for other DHS business reserve needs. In addition to these charges and losses in home health care, the decrease in operating income reflects margin reductions in other DHS business and the non-recurrence of transaction gains recognized in 1997.

    On a consolidated basis, cost of services rendered and products sold increased 20 percent and increased as a percentage of revenue to 77.9 percent in 1998 from 77.2 percent in 1997. The addition of our employer services business had an impact on the overall increase in costs as this business line carries a lower gross margin level than the rest of the enterprise. Excluding the employer services business, cost of services rendered and products sold decreased 10 basis points, as a percentage of revenue. This reflects the changing mix of the enterprise as our Consumer and Commercial Services business increased in size relative to our overall business. The Consumer and Commercial Services unit operates at a higher gross profit margin than the Management Services business unit, but incurs relatively higher levels of selling and administrative costs.

    Consolidated selling and administrative expenses increased 16 percent over the prior year, and as a percentage of revenue, decreased from 14.1 percent in 1997 to 13.7 percent in 1998.

    Interest expense increased over the prior year, reflecting increased debt levels associated with the first quarter 1997 repurchase of shares previously held by Waste Management, Inc. The impact of larger seasonal borrowings, primarily due to acquisitions and higher interest rates associated with the refinancing of floating-rate bank debt with longer term, fixed-rate debt, was partially offset by proceeds from the May 1998 equity offering.

    Interest and investment income increased over the prior year levels due to growth in the investment portfolio at AHS, as well as gains realized on sales of marketable securities.

    Minority interest expense decreased as the general partners' interests in the parent entities were eliminated upon reincorporation.

1999 Fiscal Year End Financial Position

    Net cash provided from operations of $257 million was significantly below the prior year level, primarily reflecting the deferral of the 1998 federal tax payment until March of 1999. Federal taxes of $79 million on our 1998 earnings were accrued in the financial statements in 1998, but not paid until the first quarter of 1999. Excluding all tax payments, cash provided from operations increased five percent to $433 million. Working capital needs increased over 1998, reflecting the growth in commercial services, especially the landscaping operations, which experienced a significant increase in receivables.

    Cash and marketable securities totaled approximately $114 million at December 31, 1999. Debt levels increased, reflecting the 1998 tax payment combined with the effects of acquisitions, capital spending and dividends. We are a party to a number of long-term debt agreements which require us to comply with certain financial covenants, including limitations on indebtedness, restricted payments, fixed charge coverage ratios and net worth. We are in compliance with the covenants related to these debt agreements. Management believes that funds generated from operations and other existing financial resources will continue to be adequate to satisfy our ongoing operating needs. In addition, we had $390 million of unused commitment on our revolving bank facility at December 31, 1999.

    In August 1999, we completed a senior unsecured debt offering of $250 million, 7.875 percent notes priced to yield 7.98 percent and due August 15, 2009. The net proceeds were used to repay a portion of our borrowings under our revolving bank credit facility, thereby, reducing our exposure to short term interest rate fluctuations.

    On March 18, 1999, we completed the acquisition of LandCare in a stock-for-stock merger for $331 million. The Company issued shares valued at approximately $191 million and assumed debt or made cash payments of approximately $140 million. The acquisition of LandCare, one of the nation's leading commercial landscape companies, significantly broadened our landscape initiative and provides TruGreen the opportunity to integrate its traditional fertilizer and weed control services with landscape maintenance and installation. We installed a new operating and financial system which will support us in achieving operating efficiencies, coordinating purchases and monitoring progress on receivable collections.

    On April 27, 1999, we acquired ARS, establishing our company as one of the nation's leading providers of HVAC services. We acquired ARS for approximately $292 million in cash and assumed debt.

    Accounts receivable increased reflecting general business growth, the acquisitions of ARS and LandCare and longer collection periods as we increase our presence in the commercial sector. The net balance reflects the current year write-down of certain DHS receivables due from nursing homes. Property and equipment increased, primarily resulting from investments in information technology throughout the enterprise as well as general business growth and acquisitions. We do not have any material capital commitments at this time.

    Total acquisitions were approximately $938 million ($623 million of which was from the LandCare and ARS acquisitions). Approximately 28 percent of the acquisition consideration was in the form of stock. Certain members of management acquired minority ownership interests in the landscaping operations and the heating/air conditioning and plumbing operations. The increase of $577 million in intangible assets included $251 million from LandCare and $225 million from ARS, as well as amounts from various other smaller commercial landscape and pest control companies. This increase was partially offset by the write-down of impaired goodwill relating to the DHS operations.

    Accounts payable and other accrued liabilities increased due to general business growth and the effects of acquisitions. Deferred revenues increased primarily as a result of strong growth in warranty contracts written at AHS, increases in customer prepayments for pest control services, and the acquisition of ARS.

    Total shareholders' equity increased to $1.2 billion in 1999 from $956 million at December 31, 1998, reflecting current year net income and shares issued for acquisitions, partially offset by shareholder dividends. We continue to repurchase shares in the open market or in privately negotiated transactions pursuant to the authorizations previously granted by the Board of Directors. Approximately $93 million of shares were repurchased in 1999. In October 1999, we announced that our Board of Directors authorized the repurchase of $150 million in shares over time (in addition to an existing authorization for funding benefit and option plans) in the open market or in privately negotiated transactions. At year end, the aggregate market value of our outstanding shares was approximately $3.8 billion.

    Cash dividends paid directly to shareholders totaled $111 million, or $.36 per share, a nine percent per share increase over the prior year. The total amount of cash distributions increased 16 percent from the prior year, reflecting this per share increase as well as an increase in shares outstanding over the prior year. (In 1997, the Company maintained a shareholders' trust which was established for the benefit of its predecessor partnership shareholders. The trust was terminated upon reincorporation. However, in 1998, it received approximately $20 million in tax refunds relating to its final 1997 tax return.)

    While we have historically increased our dividend payment, the timing and amount of future dividend increases will be at the discretion of the Board of Directors and will depend on, among other things, our corporate finance objectives and cash requirements. We have announced our intended cash dividends for 2000 at $.38 per share.

    Earnings before interest, taxes, depreciation and amortization (EBITDA) is a commonly-used supplemental measurement of a company's ability to generate cash flow and is used by many of our investors and lenders. Management believes that EBITDA is another measure that demonstrates the exceptional cash-generating abilities of our businesses. EBITDA (before non-recurring items) in 1999 of $629 million, grew 22 percent and exceeded net income by over $400 million or 180 percent. EBITDA should not be considered an alternative to net income in measuring our performance or be used as an exclusive measure of cash flow, because it does not consider the impact of working capital growth, capital expenditures, debt principal reductions or other sources and uses of cash which are disclosed in the Consolidated Statements of Cash Flows.

                            DESCRIPTION OF THE NOTES

    The following description of the particular terms of the notes supplements the description of the general terms and provisions of the Debt Securities set forth in the Prospectus. You should also carefully read the section entitled "Description of Debt Securities" contained in the Prospectus.

General

    The notes will be issued under the Indenture (the "Indenture") dated as of November 18, 1999 by and between ServiceMaster, as issuer, and Harris Trust and Savings Bank, as trustee (the "Trustee"). Capitalized terms not defined in this section have meanings as set forth in the Indenture.

    The notes will be limited to $250 million aggregate principal amount and
will mature on           , 2005 at 100 percent of their principal amount,
unless earlier redeemed. We will issue the notes in minimum denominations of $1,000 increased in multiples of $1,000.

    The notes will rank pari passu with all other unsubordinated and unsecured indebtedness of ServiceMaster.

    The notes will bear interest at the rate per annum set forth on the cover
page of this Prospectus Supplement from          , 2000 or from the most recent
interest payment date to which interest has been paid or provided for. Interest
will be payable semi-annually on           and           of each year,
beginning          , 2000. Interest will be payable to the persons in whose
names the notes are registered at the close of business on the       or
before the respective interest payment date.

    The notes will be issued as Registered Global Securities. Principal of and interest on the notes will be payable, and the transfer of notes will be registerable, through The Depository Trust Company, as Depositary, as described under "Description of Debt Securities--Global Debt Securities" in the Prospectus.

    The notes are not subject to any sinking fund.

Optional Redemption of the Notes

    The notes will be redeemable in whole or in part at the option of ServiceMaster at any time. Any redemption will be at a price equal to the greater of (i) 100 percent of the principal amount of such notes or (ii) as determined by a Quotation Agent, the sum of the present values of the remaining scheduled payments of principal and interest thereon (not including any portion of such payments of interest accrued as of the date of redemption) discounted to the redemption date on a semiannual basis assuming a 360-day year consisting of twelve 30-day months at the Adjusted Treasury Rate, plus 15 basis points, and in each case, accrued interest thereon to the date of redemption.

    "Adjusted Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

    "Comparable Treasury Issue" means the United States Treasury security selected by a Quotation Agent as having a maturity comparable to the remaining term of the notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such notes.

    "Quotation Agent" means the Reference Treasury Dealer appointed by the Trustee after consultation with ServiceMaster. "Reference Treasury Dealer" means (i) initially Goldman, Sachs & Co. and its respective successors; provided, however, that if the foregoing shall cease to be a primary U.S. government securities dealer in New York City (a "Primary Treasury Dealer"), ServiceMaster shall substitute therefor another Primary Treasury Dealer or (ii) any other Primary Treasury Dealer selected by the Trustee after consultation with ServiceMaster.

    "Comparable Treasury Price" means, with respect to any redemption date, (i) the average of the Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Trustee obtains fewer than three such Reference Treasury Dealer Quotations, the average of all such Quotations.

    "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issues (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer at 5:00 p.m. on the third Business Day preceding such redemption date.

    Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the notes to be redeemed.

    Unless ServiceMaster defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the redeemed notes or portions thereof.

                                  UNDERWRITING

    ServiceMaster and the underwriters for the offering (the "Underwriters") named below have entered into an underwriting agreement with respect to the notes. Subject to certain conditions, each Underwriter has severally agreed to purchase the principal amount of notes indicated in the following table.

                                                                    Principal
                                                                    Amount of
                              Underwriters                            Notes
                              ------------                         ------------
      Goldman, Sachs & Co. ....................................... $
      J.P. Morgan Securities Inc. ................................
      Banc of America Securities LLC..............................
      Banc One Capital Markets, Inc. .............................
      BNY Capital Markets, Inc. ..................................
      SunTrust Equitable Securities Corporation...................
                                                                   ------------
          Total................................................... $250,000,000
                                                                   ============

    Notes sold by the Underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus supplement. Any notes sold by the Underwriters to securities dealers may be
sold at a discount from the initial public offering price of up to      % of
the principal amount of notes. Any such securities dealers may resell any notes purchased from the Underwriters to certain other brokers or dealers at a
discount from the initial public offering price of up to      % of the
principal amount of notes. If all the notes are not sold at the initial offering price, the Underwriters may change the offering price and the other selling terms.

    The notes are a new issue of securities with no established trading market. ServiceMaster has been advised by the Underwriters that the Underwriters intend to make a market in the notes but are not obligated to do so and may discontinue market making at any time without notice. No assurance can be given as to the liquidity of the trading market for the notes.

    In connection with the offering, the Underwriters may purchase and sell notes in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the Underwriters of a greater number of notes than they are required to purchase in the offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the notes while the offering is in progress.

    The Underwriters also may impose a penalty bid. This occurs when a particular Underwriter repays to the Underwriters a portion of the underwriting discount received by it because the Underwriters have repurchased notes sold by or for the account of such Underwriter in stabilizing or short covering transactions.

    These activities by the Underwriters may stabilize, maintain or otherwise affect the market price of the notes. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the Underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

    ServiceMaster estimates that its share of the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately $300,000.

    ServiceMaster has agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

    When more than 10 percent of the proceeds of a public offering of certain securities are to be paid to members of the National Association of Securities Dealers, Inc. ("NASD") participating in such public offering or to affiliates of such members, Rule 2710(c)(8) of the NASD's Rules of Fair Practice requires disclosure of such fact. Each of J.P. Morgan Securities Inc., Banc of America Securities LLC, Banc One Capital Markets, Inc., BNY Capital Markets, Inc. and SunTrust Equitable Securities Corporation and/or certain affiliates thereof is a member of the NASD. The Underwriters and/or their affiliates may indirectly receive more than 10 percent of the net proceeds from the offering of the notes as a result of the use of such proceeds to repay borrowings by ServiceMaster under its revolving bank credit facility. See "Use of Proceeds."

    In the ordinary course of their respective businesses, the Underwriters and their affiliates have engaged and may in the future engage in commercial banking and investment banking transactions with ServiceMaster and its affiliates.

                   SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

    This Prospectus Supplement and the Prospectus contain certain forward-looking statements within the meaning of Section 27A of the 1933 Act, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements; an example of which is our statement that we expect earnings per share to continue to grow at double-digit rates for 2000 and 2001, but at less than historical levels because of the investments that we will be making to support these directives, which we believe will be $.03 to $.05 per share for 2000, which statement is contained in "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Results of Operations--1999 Compared with 1998." Our actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this Prospectus Supplement and the Prospectus. Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by us or any other person that the future events, plans or expectations contemplated by us will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

    Seasonality And Impact of Weather Conditions. Our lawn care, landscaping and pest control businesses are highly seasonal in nature, with a significant portion of their net revenues occurring in the spring and summer months of each year. Adverse weather conditions could have a negative impact on the demand for our lawn care, landscaping and pest control services.

    Increased Competition. The service industries in which we operate are highly competitive with limited barriers to entry. The entry of new competitors into one or more of the markets served by us could impact the demand for our services as well as impose additional pricing pressures.

    Labor Shortages. Most of the services we provide are highly labor intensive. In the event of a labor shortage, we may experience difficulty in delivering our services in a high-quality manner and may be forced to increase wages in order to attract a sufficient number of employees, which could result in higher operating costs.

    Continued Consolidation of U.S. Hospital Market. In recent years, there has been an ongoing consolidation of hospitals in the health care market. This continued consolidation could adversely impact the level of demand for our health care management services and the prices which we can charge for such services.

    Ability to Continue Acquisition Strategy. We plan to continue to pursue opportunities to expand through acquisitions. Our ability to continue to make acquisitions at reasonable prices and to integrate the acquired businesses are important factors in our future growth.

                                 LEGAL OPINIONS

    Certain legal matters in connection with the notes will be passed upon for ServiceMaster by Vernon T. Squires, Senior Vice President and General Counsel of ServiceMaster, and for the Underwriters by Davis Polk & Wardwell, New York, New York. As of March 1, 2000, Mr. Squires holds directly or indirectly 401,036 shares and options to acquire 225,000 shares of Common Stock of ServiceMaster.

Prospectus

                           The ServiceMaster Company

                                 $700,000,000

                 Debt Securities, Common Stock, Debt Warrants
                           and Common Stock Warrants

                               ----------------

  We will use this prospectus to offer and sell securities from time to time. These may include:

  . unsecured senior debt securities      . warrants to purchase common stock


  . common stock                          . warrants to purchase debt
                                            securities

                                          . units consisting of any
                                            combination of these securities

  We will provide the specific terms and conditions of these securities in supplements to this prospectus prepared in connection with each offering of securities. These terms and conditions may include:

In the case of any        In the case of debt        In the case of warrants:
securities:               securities:



                                                     . expiration date
 . price                   . interest rate



                                                     . exercise price
 . size of offering        . maturity



                                                     . conditions to
 . underwriting discounts  . original issue discount    exercisability
  and commissions

                          . redemption or repayment
                            prior to maturity

                          . additional covenants

  The securities offered will contain other significant terms and conditions. Please read this prospectus and the applicable prospectus supplement carefully before you invest.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------

                The date of this prospectus is December 3, 1999

                               TABLE OF CONTENTS

                                                                            Page
                                                                            ----
      About This Prospectus................................................   1
      Where You Can Find More Information..................................   2
      Special Note on Forward-Looking Statements...........................   3
      The ServiceMaster Company............................................   3
      Use of Proceeds......................................................   4
      Ratio of Earnings to Fixed Charges...................................   4
      Description of Debt Securities.......................................   5
      Description of Common Stock..........................................  19
      Description of Debt Warrants.........................................  21
      Description of Stock Warrants........................................  23
      Plan of Distribution.................................................  25
      Legal Matters........................................................  26
      Experts..............................................................  26

                             ABOUT THIS PROSPECTUS

  This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which is known as the SEC, using a shelf registration process. Under this shelf registration process, we may sell:

  . unsecured senior debt securities       . warrants to purchase common stock


  . common stock                           . warrants to purchase debt
                                             securities

                                           . units consisting of any
                                             combination of these securities

  We may sell these securities in one or more offerings up to a total dollar amount of $700,000,000. This prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a prospectus supplement that will contain specific information about the terms of that offering. The prospectus supplement may also add, update or change information contained in this prospectus. You should read carefully both this prospectus and the applicable prospectus supplement together with the additional information described below under the heading "Where You Can Find More Information."

  The registration statement of which this prospectus is a part (including the exhibits) contains additional important information about our company and the securities offered under this prospectus. Specifically, the legal documents that control the terms of any securities offered by this prospectus are or will be filed with the SEC as exhibits to the registration statement. That registration statement can be read at the web site of the SEC or at the SEC offices mentioned under the heading "Where You Can Find More Information."

  We may sell the securities to or through underwriters or dealers and may also sell securities directly to other purchasers or through agents. See "Plan of Distribution." The applicable prospectus supplement will contain the names of any underwriters, dealers or agents involved in the sale of any securities and any applicable fee, commission or discount arrangements with them.

  This prospectus may not be used to consummate sales of any securities unless accompanied by a prospectus supplement.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at its public reference facilities at:

  . 450 Fifth Street, N.W., Washington, D.C. 20549

  .  7 World Trade Center, Suite 1300, New York, New York 10048

  . Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois
    60661-2511

  You can also obtain copies of our filings at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

  Our SEC filings are also available to the public over the Internet on the web site of the SEC at http://www.sec.gov and at the office of The New York Stock Exchange at 20 Broad Street, New York, New York 10005. For further information on obtaining copies of our public filings at the New York Stock Exchange, you should call (212) 656-5060.

  We "incorporate by reference" into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. This information incorporated by reference is an important part of this prospectus. You should also be aware that any information that we file subsequently with the SEC will automatically update this prospectus (that is, such information will be incorporated by reference into this prospectus). We incorporate by reference:

  . our Annual Report on Form 10-K for the year ended December 31, 1998

  . our Quarterly Report on Form 10-Q for the periods ended March 31, 1999,
    June 30, 1999 and September 30, 1999

  . our Current Report on Form 8-K filed on January 6, 1999, February 2,
    1999, March 16, 1999, March 18, 1999, April 27, 1999, July 28, 1999 and
    August 16, 1999

  . our Registration Statement on Form 8-A filed with the SEC on September
    18, 1998 relating to the preferred stock purchase rights associated with our Common Stock

  . our Proxy Statement for our 1999 annual meeting of stockholders as filed with the SEC on March 30, 1999

  . any filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, until we sell all of the securities offered by this prospectus

  You may request a copy of these filings (other than exhibits, unless that exhibit is specifically incorporated by reference into that filing) at no cost, by writing to or telephoning us at the following address and telephone number:

                         The ServiceMaster Company
                         One ServiceMaster Way
                         Downers Grove, Illinois 60515-1700
                         (630) 271-1300
                         Attention: General Counsel

  You should rely only on the information incorporated by reference or set forth in this prospectus or the applicable prospectus supplement. We have not authorized anyone else to provide you with different information. We may only use this prospectus to sell securities if it is accompanied by a prospectus supplement. We are only offering these securities in states where such offer is permitted. You should not assume that the information in this prospectus or the applicable prospectus supplement is accurate as of any date other than the dates on the front of such documents.

                  SPECIAL NOTE ON FORWARD-LOOKING STATEMENTS

  This prospectus contains or incorporates by reference certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and we intend that such forward-looking statements be subject to the safe harbors created thereby. Such forward-looking statements involve risks and uncertainties and include, but are not limited to, statements regarding future events and our plans, goals and objectives. Such statements are generally accompanied by words such as "intend," "anticipate," "believe," "estimate," "expect" or similar statements. Our actual results may differ materially from such statements. Factors that could cause or contribute to such differences are set forth below as well as those factors discussed elsewhere in this prospectus and in the documents incorporated herein by reference. Although we believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in such forward-looking statements will be realized. The inclusion of such forward-looking information should not be regarded as a representation by our company or any other person that the future events, plans or expectations contemplated by our company will be achieved. Furthermore, past performance in operations and share price is not necessarily predictive of future performance.

  Seasonality and Impact of Weather Conditions. Our lawn care, landscaping and pest control businesses are highly seasonal in nature, with a significant portion of their net revenues occurring in the spring and summer months of each year. Adverse weather conditions could have a negative impact on the demand for our lawn care, landscaping and pest control services as well as for our HVAC services.

  Increased Competition. The service industries in which we operate are highly competitive with limited barriers to entry. The entry of new competitors into one or more of the markets served by us could impact the demand for our services as well as impose additional pricing pressures.

  Labor Shortages. Most of the services we provide are highly labor intensive. In the event of a labor shortage, we may experience difficulty in delivering our services in a high-quality manner and may be forced to increase wages in order to attract a sufficient number of employees, which could result in higher operating costs.

  Continued Consolidation of the U.S. Hospital Market. In recent years, there has been an ongoing consolidation of hospitals in the health care market. This continued consolidation could adversely impact the level of demand for our health care management services and the prices that we can charge for such services.

  Ability to Continue Acquisition Strategy. We plan to continue to pursue opportunities to expand through acquisitions. Our ability to continue to make acquisitions at reasonable prices and to integrate the acquired businesses are important factors in our future growth.

                           THE SERVICEMASTER COMPANY

  ServiceMaster, with operating revenue of approximately $4.7 billion in 1998, is one of the largest providers of residential and commercial services to individual customers and businesses and supportive management services to businesses and institutions in the United States. In addition, we have operations in 41 countries around the world.

  Our consumer and commercial services businesses provide services to over
10.5 million residential and commercial customers world-wide under leading brand names which include:

  TruGreen-ChemLawn for lawn, tree and shrub care and indoor plant maintenance;

  TruGreen-LandCare for commercial landscaping services;

  Terminix for termite and pest control services;

  American Residential Services for heating, ventilation, air conditioning and refrigeration services;

  American Home Shield and AmeriSpec for home system and appliance warranty contracts and home inspection services;

  Rescue Rooter for plumbing and drain cleaning services;

  ServiceMaster Residential and Commercial Services for heavy-duty residential and commercial cleaning and disaster restoration services;

  Merry Maids for residential maid services; and

  Furniture Medic for on-site furniture repair and restoration services.

  These services comprise the "ServiceMaster Quality Service Network" and may be accessed easily by calling a single toll-free telephone number: 1-800-WE SERVE.

  Our management services business provides facilities management services to over 2,000 facilities in the health care, education and business and industrial markets. These services include plant operations and maintenance, housekeeping, grounds and landscaping, clinical equipment management, food service, laundry and linen services, total facilities management and other services.

  We are incorporated under the laws of Delaware and are a successor business which began operations in 1947. Our principal offices are located at One ServiceMaster Way, Downers Grove, Illinois 60515-1700 and our telephone number is (630) 271-1300. We maintain a website on the Internet http://www.ServiceMaster.com. Our website and the information contained in it are not a part of this prospectus.

                                USE OF PROCEEDS

  Unless we specify otherwise in the applicable prospectus supplement, we will use the net proceeds from the sale of the offered securities for general corporate purposes, including working capital, the repayment or refinancing of our indebtedness, future acquisitions and/or capital expenditures. A description of any indebtedness to be refinanced with the proceeds from the sale of the securities will be set forth in the applicable prospectus supplement. Until we apply the net proceeds for specific purposes, we may invest such net proceeds in short-term or marketable securities.

                      RATIOS OF EARNINGS TO FIXED CHARGES

  The following are our unaudited consolidated ratios of earnings to fixed charges for each of the years in the five-year period ended December 31, 1998 and for the nine month periods ended September 30, 1999 and September 30, 1998.

                                       Nine Months
                                          Ended
                                        September
                                           30         Year Ended December 31,
                                       ----------- -----------------------------
                                       1999  1998  1998  1997  1996  1995  1994
                                       ----- ----- ----- ----- ----- ----- -----
Ratio of earnings to fixed charges.... 3.67x 3.46x 3.50x 3.65x 5.16x 4.83x 4.72x

                        DESCRIPTION OF DEBT SECURITIES

  The following is a general description of the terms of the debt securities that we may offer from time to time. The particular terms of the debt securities offered by any prospectus supplement and the extent to which the general provisions described below may apply to such debt securities will be outlined in the applicable prospectus supplement.

  The debt securities may be issued from time to time in one or more series. They will be issued under an indenture dated as of November 18, 1999 (the "Indenture") between our company and Harris Trust and Savings Bank as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the registration statement of which this prospectus is a part. You should read the Indenture carefully to fully understand the terms of the debt securities offered by this prospectus.

  The following is only a summary of certain provisions of the debt securities and the Indenture, and does not contain all of the information that you may find useful or necessary. For further information about the debt securities and the Indenture, you should read the Indenture.

  Capitalized terms used but not defined in this section have the meanings assigned to them in the Indenture. Numerical references in parentheses below are to sections in the Indenture. Wherever particular sections or defined terms of the Indenture are referred to, such sections or defined terms are incorporated herein by reference as part of the statement made, and the statement is qualified in its entirety by such reference. As used in this section "we," "us," "our," "ServiceMaster" or the "Company" refers to The ServiceMaster Company, and not to any of our subsidiaries, unless explicitly indicated.

General

  The Indenture provides that we may issue debt securities in an unlimited amount from time to time in one or more series. Debt securities may be denominated and payable in foreign currencies or units based on or relating to foreign currencies. Special United States federal income tax considerations applicable to any debt securities so denominated will be described in the relevant prospectus supplement.

  The debt securities will be unsecured obligations exclusively of our company. The Indenture does not limit the amount of additional indebtedness that we may incur and does not contain provisions which would afford the holders (the "Holders") of the debt securities protection in the event of a decline in our credit quality resulting from highly leveraged or other transactions involving our company.

  Since virtually all of our operations are conducted through Subsidiaries, our cash flow and therefore our ability to service debt, including the debt securities offered by this prospectus, are dependent upon the earnings of our Subsidiaries and the distribution of those earnings to, or upon loans or other payments of funds by those Subsidiaries to, our Company. Our Subsidiaries are separate and distinct legal entities and have no obligation to pay any amounts due pursuant to the debt securities or to make any funds available to us to repay our obligations, whether by dividends, loans or other payments. In addition, the payment of dividends and the making of loans and advances to us by our Subsidiaries may be subject to statutory or contractual restrictions, are contingent upon the earnings of those Subsidiaries and are subject to various business considerations.

  Creditors of our Subsidiaries are entitled to a claim on the assets of those Subsidiaries. Consequently, in the event of a liquidation or reorganization of any Subsidiary, creditors of that Subsidiary are likely to be paid in full before any distribution is made to us or you, except to the extent that we are recognized as a creditor of such Subsidiary. If we are recognized as a creditor, our claims would still be effectively subordinated to any security interests in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by our Company.

Terms

  We will prepare a prospectus supplement for each series of debt securities that we issue. Each prospectus supplement will set forth the applicable terms of the debt securities to which it relates, which may include the following:

    (i) the specific designation, aggregate principal amount and denomination;

    (ii) currency or units based on or relating to currencies in which such debt securities are denominated and in which principal of, premium, if any, and any interest on such debt securities will or may be payable;

    (iii) any date of maturity;

    (iv) interest rate or rates, which may be fixed or variable, and the method by which such rate or rates will be determined, if any;

    (v) the dates on which any such interest will be payable;

    (vi) the place or places where the principal of, premium, if any, and any interest on the debt securities will be payable;

    (vii) any redemption, repayment or sinking fund provisions;

    (viii) whether the debt securities will be issuable in registered form or bearer form ("Bearer Securities") or both and, if Bearer Securities are issuable, any restrictions applicable to the exchange of one form for another and to the offer, sale and delivery of Bearer Securities; and

    (ix) any other specific terms of the debt securities, including any additions to or modifications or deletions of any events of default or covenants provided for with respect to such debt securities, and any other terms that are not inconsistent with the terms of the Indenture (Section 2.03).

  Debt securities may be presented for exchange and registered debt securities may be presented for transfer in the manner, at the places and subject to the restrictions set forth in the debt securities and the applicable prospectus supplement. Subject to the limitations provided in the Indenture, such services will be provided without charge, other than any tax or other governmental charge payable in connection therewith. Debt securities in bearer form and the coupons, if any, appertaining thereto will be transferable by delivery.

  Debt securities will bear interest at a fixed rate (a "Fixed Rate Security") or a floating rate (a "Floating Rate Security"). Debt securities bearing no interest or interest at a rate that at the time of issuance is below the prevailing market rate will be sold at a discount below their stated principal amount. Special United States federal income tax considerations applicable to any such discounted debt securities or to certain debt securities issued at par which are treated as having been issued at a discount for United States federal income tax purposes will be described in the relevant prospectus supplement.

  We may issue debt securities from time to time with the principal amount payable on any principal payment date, or the amount of interest payable on any interest payment date, to be determined by reference to one or more currency exchange rates, commodity prices, equity indices or other factors. Holders of such debt securities may receive a principal amount on any principal payment date, or a payment of interest on any interest payment date, that is greater than or less than the amount of principal or interest otherwise payable on such dates, depending upon the value on such dates of the applicable currency, commodity, equity index or other factors. Information as to the methods for determining the amount of principal or interest payable on any date, the currencies, commodities, equity index or other factors to which the amount payable on such date is linked and certain additional tax considerations will be set forth in the applicable prospectus supplement.

Ranking

  The debt securities when issued will rank pari passu in right of payment with all of our other unsecured and unsubordinated indebtedness (Section 2.03).

  The debt securities may under certain circumstances be equally and ratably secured with our other senior indebtedness. See "Certain Covenants of the Company--Restrictions on Liens."

Global Debt Securities

  We may issue registered debt securities of a series in the form of one or more fully registered global debt securities (a "Registered Global Security") that will be deposited with a depository (a "Depositary") or with a nominee for a Depositary identified in the applicable prospectus supplement and registered in the name of the Depositary or a nominee thereof. In such case, one or more Registered Global Securities will be issued in a denomination or aggregate denominations equal to the portion of the aggregate principal amount of outstanding registered debt securities of the series to be represented by such Registered Global Security or Registered Global Securities. Unless and until it is exchanged in whole or in part for debt securities in debenture registered form, a Registered Global Security may not be transferred except as a whole by the Depositary for such Registered Global Security to a nominee of such Depositary or by a nominee of such Depositary to such Depositary or another nominee of such Depositary or such Depositary or any such nominee to a successor of such Depositary or a nominee of such successor.

  The specific terms of the depositary arrangement with respect to any portion of a series of debt securities to be represented by a Registered Global Security will be described in the applicable prospectus supplement. We anticipate that the following provisions will apply to all depositary arrangements.

  Ownership of beneficial interests in a Registered Global Security will be limited to persons that have accounts with the Depositary for such Registered Global Security ("participants") or persons that may hold interests through participants. Upon the issuance of a Registered Global Security, the Depositary for such Registered Global Security will credit, on its book-entry registration and transfer systems, the participants' accounts with the respective principal amounts of the debt securities represented by such Registered Global Security beneficially owned by such participants. The accounts to be credited will be designated by any dealers, underwriters or agents participating in the distribution of such debt securities. Ownership of beneficial interests in such Registered Global Security will be shown on, and the transfer of such ownership interests will be effected only through, records maintained by the Depositary for such Registered Global Security (with respect to interests of participants) and on the records of participants (with respect to interests of persons holding through participants). The laws of some states may require that certain purchasers of securities take physical delivery of such securities in definitive form. Such limits and such laws may impair the ability to own, transfer or pledge beneficial interests in Registered Global Securities.

  So long as the Depositary for a Registered Global Security, or its nominee, is the owner of record of such Registered Global Security, such Depositary or such nominee, as the case may be, will be considered the sole owner or holder of the debt securities represented by such Registered Global Security for all purposes under the Indenture. Except as set forth below, owners of beneficial interests in a Registered Global Security will not be entitled to have the debt securities represented by such Registered Global Security registered in their names, and will not receive or be entitled to receive physical delivery of such debt securities in definitive form and will not be considered the owners or holders thereof under the Indenture. Accordingly, each person owning a beneficial interest in a Registered Global Security must rely on the procedures of the Depositary for such Registered Global Security and, if such person is not a participant, on the procedures of the participant through which such person owns its interest to exercise any rights of a holder of record under the Indenture.

  We understand that under existing industry practices, if we request any action of holders or if any owner of a beneficial interest in a Registered Global Security desires to give or take any action which a holder is entitled to give or take under the Indenture, the Depositary for such Registered Global Security would authorize the participants holding the relevant beneficial interests to give or take such action, and such participants would authorize beneficial owners owning through such participants to give or take such action or would otherwise act upon the instruction of beneficial owners holding through them.

  Payments of principal of, premium, if any, and any interest on debt securities represented by a Registered Global Security registered in the name of a Depositary or its nominee will be made to such Depositary or its nominee, as the case may be, as the registered owner of such Registered Global Security. None of our company, the Trustee or any other agent of our company or agent of the Trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in such Registered Global Security or for maintaining, supervising or reviewing any records relating to such beneficial ownership interests.

  We expect that the Depositary for any debt securities represented by a Registered Global Security, upon receipt of any payment of principal, premium, if any, or interest in respect of such Registered Global Security, will immediately credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in such Registered Global Security as shown on the records of such Depositary. We also expect that payments by participants to owners of beneficial interests in such Registered Global Security held through such participants will be governed by standing customer instructions and customary practices, as is now the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such participants.

  If the Depositary for any debt securities represented by a Registered Global Security notifies us that it is at any time unwilling or unable to continue as Depositary or ceases to be eligible under applicable law, and a successor Depositary eligible under applicable law is not appointed by us within 90 days, we will issue such debt securities in definitive form in exchange for such Registered Global Security. In addition, we may at any time and in our sole discretion determine not to have any of the debt securities of a series represented by one or more Registered Global Securities and, in such event, will issue debt securities of such series in definitive form in exchange for all of the Registered Global Security or Registered Global Securities representing such debt securities. Any debt securities issued in definitive form in exchange for a Registered Global Security will be registered in such name or names as the Depositary shall instruct the Trustee (Section 2.07). It is expected that such instructions will be based upon directions received by the Depositary from participants with respect to ownership of beneficial interests in such Registered Global Security.

  The debt securities of a series may also be issued in the form of one or more bearer global debt securities (a "Bearer Global Security") that will be deposited with a common depositary for Euroclear and CEDEL, or with a nominee for such depositary identified in the applicable prospectus supplement. The specific terms and procedures, including the specific terms of the depositary arrangement, with respect to any portion of a series of debt securities to be represented by a Bearer Global Security will be described in the applicable prospectus supplement.

Certain Covenants of the Company

  The following restrictions apply to each series of debt securities unless the terms of such series of debt securities provide otherwise.

 Restrictions on Liens

  The Indenture provides that we will not, and will not permit any Significant Subsidiary to, create, incur or suffer to exist any lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary held by our Company or any Subsidiary or any Principal Property of our Company or a Significant Subsidiary, whether such Equity Interests, indebtedness or other obligations of a Significant Subsidiary or Principal Property are owned at the date of this Indenture or hereafter acquired, unless we secure or cause such Significant Subsidiary to secure the outstanding debt securities equally and ratably with all indebtedness secured by such Lien, so long as such indebtedness shall be so secured; provided, however, that this covenant shall not apply in the case of:

    (i) the creation of any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property hereafter acquired (including acquisitions by way of merger or consolidation) by us or a Significant Subsidiary contemporaneously with such acquisition, or within 180 days thereafter, to secure or provide for the payment or financing of any part of the purchase price thereof, or the assumption of any Lien upon any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property hereafter acquired (including acquisition by way of merger or consolidation) existing at the time of such acquisition, provided that every such Lien referred to in this clause (i) shall not attach to the Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property other than the Equity Interests, indebtedness or other obligations of the Significant Subsidiary or any Principal Property other than the Equity Interests, indebtedness or other obligations of the Significant Subsidiary or any Principal Property so acquired and fixed improvements thereon;

    (ii) any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property existing at the date of this Indenture;

    (iii) any Lien on any Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property in favor of us or any Significant Subsidiary;

    (iv) any Lien on any Principal Property being constructed or improved securing loans to finance such construction or improvements;

    (v) any Lien on Equity Interests, indebtedness or other obligations of a Significant Subsidiary or any Principal Property incurred in connection with the issuance of tax-exempt governmental obligations;

    (vi) Liens on any Principal Property for taxes not yet due or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been made;

    (vii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other like Liens on any Principal Property arising in the ordinary course of business and securing obligations that are not due and payable or which are being contested in good faith by appropriate proceedings and with respect to which adequate reserves, to the extent required by GAAP, have been made;

    (viii) zoning restrictions, easements, rights-of-way, restrictions on use of real property and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and do not materially detract from the value of the property subject thereto or interfere with the ordinary conduct of business of any of the Company or any Significant Subsidiary;

    (ix) any Lien on Equity Interests, indebtedness or other obligations of a Non-U.S. Subsidiary held by a Non-U.S. Subsidiary or any Principal Property of a Non-U.S. Subsidiary; provided that at the time of the creation or incurrence of any such Lien the aggregate book value of the total assets of the Non-U.S. Subsidiaries then subject to Liens securing indebtedness for borrowed money (and after giving effect to the proposed Lien), shall not exceed 25% of the Total Assets of the Company and its Subsidiaries;

    (x) any Lien on Equity Interests, indebtedness or other obligations of a Securitization Subsidiary created, incurred, assumed or suffered to exist in connection with Permitted Receivables Financing;

    (xi) Liens arising by reason of any attachment, judgment, decree or order of any court or other governmental authority, so long as any appropriate legal proceedings which may have been initiated for review of such attachment, judgment, decree or order shall not have been finally terminated or so long as the period within which such proceedings may be initiated shall not have expired;

    (xii) any Lien on Equity Interests, indebtedness or other obligations of a Significant Subsidiary that was not a Significant Subsidiary at the time such Lien was created or incurred; and

    (xiii) any renewal of or substitution for any Lien permitted by any of the preceding clauses (i), (ii), (iv), (v), (vi), (vii), (viii), (ix), (x),
  (xi) or (xii), provided, that the indebtedness secured is not increased (except for increases in the amount of premiums or fees payable in connection with such renewal or substitution) nor the Lien extended to any additional assets (other than assets as to which the creation, incurrence or existence of Liens is not governed by this clause). (Section 4.03(a))

  Notwithstanding the foregoing, our Company or any Significant Subsidiary may create, incur, assume or suffer to exist Liens in addition to those permitted above and renew, extend or replace such Liens, provided that at the time of such creation, incurrence, assumption, renewal, extension or replacement, and after giving effect thereto, the aggregate outstanding principal or face amount of all indebtedness secured by Liens not permitted by clauses (i) through (xiii) above does not exceed 10% of Consolidated Net Worth. (Section 4.03(b))

 Restrictions on Sale and Lease-Back Transactions

  The Indenture provides that we will not, and will not permit any Significant Subsidiary to, sell or transfer, directly or indirectly, except to our Company or a Significant Subsidiary, any Principal Property as an entirety, or any substantial portion thereof, with the intention of taking back a lease of such property, except a lease for a period of three years or less at the end of which it is intended that the use of such property by the lessee will be discontinued and any transaction for the sale and lease-back of any property if such lease is entered into within 180 days after the later of the acquisition, completion of construction or commencement of operation of such property; provided that, notwithstanding the foregoing, our Company or any Significant Subsidiary may sell any such Principal Property and lease it back for a period longer than three years if our Company or such Significant Subsidiary would be entitled to create a Lien on the property to be leased securing indebtedness in an amount equal to the Attributable Debt with respect to such sale and lease-back transaction without equally and ratably securing the outstanding debt securities or our Company promptly informs the Trustee of such transaction, the net proceeds of such transaction are at least equal to the fair value (as determined by Board Resolution of the Company) of such property and our Company causes an amount equal to the net cash proceeds of the sale to be applied to the retirement, within 120 days after receipt of such proceeds, of Funded Debt incurred or assumed by our Company or a Significant Subsidiary (including the debt securities); provided further that, in lieu of applying all of or any part of such net cash proceeds to such retirement, our Company may, within 75 days after such sale, deliver or cause to be delivered to the applicable trustee for cancellation either debentures or notes evidencing Funded Debt of our Company (which may include the debt securities) or of a Significant Subsidiary previously authenticated and delivered by the applicable trustee, and not theretofore tendered for sinking fund purposes or called for a sinking fund or otherwise applied as a credit against an obligation to redeem or retire such notes or debentures, and an Officers' Certificate (which shall be delivered to the Trustee and which need not contain the statements prescribed by Section 10.04) stating that our Company elects to deliver or cause to be delivered such debentures or notes in lieu of retiring Funded Debt as hereinabove provided. If our Company shall so deliver debentures or notes to the applicable trustee and our Company shall duly deliver such Officers' Certificate, the amount of cash which we shall be required to apply to the retirement of Funded Debt shall be reduced by an amount equal to the aggregate of the then applicable optional redemption prices (not including any optional sinking fund redemption prices) of such debentures or notes, or, if there are no such redemption prices, the principal amount of such debentures or notes; provided, that in the case of debentures or notes which provide for an amount less than the principal amount thereof to be due and payable upon a declaration of the maturity thereof, such amount of cash shall be reduced by the amount of principal of such debentures or notes that would be due and payable as of the date of such application upon a declaration of acceleration of the maturity thereof pursuant to the terms of the indenture pursuant to which such debentures or notes were issued. (Section 4.04)

 Restrictions on Mergers and Sales of Assets

  The Indenture provides that we shall not consolidate with, merge with or into, or sell, convey, transfer, lease or otherwise dispose of all or substantially all of our property and assets (as an entirety or substantially as an entirety in one transaction or a series of related transactions) to, any Person or permit any Person to merge with or into our Company unless: (i) either (x) our company shall be the continuing Person or (y) the Person (if other than our Company) formed by such consolidation or into which our Company is merged or that acquired or leased such property and assets of our Company shall be a corporation, partnership or limited liability company organized and validly existing under the laws of the United States of America or any jurisdiction thereof and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of our Company on all of the debt securities and under this Indenture and our Company shall have delivered to the Trustee an Opinion of Counsel stating that such consolidation, merger or transfer and such supplemental Indenture complies with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with and that such supplemental indenture constitutes the legal, valid and binding obligation of our Company or such successor enforceable against such entity in accordance with its terms, subject to customary exceptions; and (ii) immediately after giving effect to such transaction, no Default shall have occurred and be continuing. (Section 5.01)

Events of Default

  The following are Events of Default under the Indenture with respect to the debt securities of any series:

    (a) we default in the payment of the principal of any debt securities of such series when the same becomes due and payable at maturity, upon acceleration, redemption or mandatory repurchase, including as a sinking fund installment, or otherwise;

    (b) we default in the payment of interest on any debt securities of such series when the same becomes due and payable, and such default continues for a period of 30 days;

    (c) we default in the performance of or breaches any other covenant or agreement of our Company in the Indenture with respect to any Security of such series or in the debt securities of such series and such default or breach continues for a period of 60 consecutive days after written notice to our Company by the Trustee or to our Company and the Trustee by the Holders of 25% or more in aggregate principal amount of the debt securities of all series then outstanding affected thereby;

    (d) an involuntary case or other proceeding shall be commenced against our Company or any Significant Subsidiary with respect to it or its debts under any bankruptcy, insolvency or other similar law now or hereafter in effect seeking the appointment of a trustee, receiver, liquidator, custodian or other similar official of it or any substantial part of its property, and such involuntary case or other proceeding shall remain undismissed and unstayed for a period of 60 days; or an order for relief shall be entered against our Company or any Significant Subsidiary under the federal bankruptcy laws as now or hereafter in effect;

    (e) our Company or any Significant Subsidiary (i) commences a voluntary case under any applicable bankruptcy, insolvency or other similar law now or hereafter in effect, or consents to the entry of an order for relief in an involuntary case under any such law, (ii) consents to the appointment of or taking possession by a receiver, liquidator, assignee, custodian, Trustee, sequestrator or similar official of our Company or any Significant Subsidiary or for all or substantially all of the property and assets of our Company or any Significant Subsidiary or (iii) effects any general assignment for the benefit of creditors; or

    (f) any other Event of Default established with respect to any series of debt securities issued pursuant to the Indenture occurs. (Section 6.01)

  The Indenture provides that if an Event of Default described in clauses (a) or (b) of the immediately preceding paragraph with respect to the debt securities of any series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which shall have already become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the debt securities of any such affected series then outstanding under the Indenture (each such series treated as a separate class) by notice in writing to our Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all debt securities of such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clauses (c) or (f) of the immediately preceding paragraph with respect to the debt securities of one or more but not all series then outstanding or with respect to the debt securities of all series then outstanding occurs and is continuing, then, and in each and every such case, except for any series of debt securities the principal of which shall have already (or, if the debt securities of any such series are Original Issue Discount Securities, the amount thereof accelerable as described in this paragraph) become due and payable, either the Trustee or the Holders of not less than 25% in aggregate principal amount of the debt securities of all such affected series then outstanding under the Indenture (treated as a single class) by notice in writing to our Company (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the debt securities of any such series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series established pursuant to the Indenture) of all debt securities of all such affected series, and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. If an Event of Default described in clause (d) or (e) of the immediately preceding paragraph occurs and is continuing, then the principal amount (or, if any debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of all the debt securities then outstanding and interest accrued thereon, if any, shall be and become immediately due and payable, without any notice or other action by any Holder or the Trustee to the full extent permitted by applicable law. Upon certain conditions such declarations may be rescinded and annulled and past defaults may be waived by the Holders of a majority in principal of the then outstanding debt securities of all such series that have been accelerated (voting as a single class). (Section 6.02)

  Subject to such provisions in the Indenture for the indemnification of the Trustee and certain other limitations, the Holders of at least a majority in aggregate principal amount (or, if any debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of the outstanding debt securities of all series affected (voting as a single class) may direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or exercising any trust or power conferred on the Trustee with respect to the debt securities of such series by the Indenture; provided, that the Trustee may refuse to follow any direction that conflicts with law or the Indenture, that may involve the Trustee in personal liability or that the Trustee determines in good faith may be unduly prejudicial to the rights of Holders not joining in the giving of such direction, it being understood that the Trustee shall have no duty to ascertain whether or not such actions or forbearance are unduly prejudicial to such Holders and provided further, that the Trustee may take any other action it deems proper that is not inconsistent with any directions received from Holders of debt securities pursuant to this paragraph. (Section 6.05)

  Subject to various provisions in the Indenture, the Holders of at least a majority in principal amount (or, if the debt securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof established pursuant to the Indenture) of the outstanding debt securities of all series affected (voting as a single class), by notice to the Trustee, may waive an existing Default or Event of Default with respect to the debt securities of such series and its consequences, except a Default in the payment of principal of or interest on any Security as specified in clauses
(a) or (b) of Section 6.1 of the Indenture or in respect of a covenant or provision of the Indenture which cannot be modified or amended without the consent of the Holder of each outstanding Security affected. Upon any such waiver, such Default shall cease to exist, and any Event of Default with respect to the debt securities of such series arising therefrom shall be deemed to have been cured, for every purpose of the Indenture; but no such waiver shall extend to any subsequent or other Default or Event of Default or impair any right consequent thereto. (Section 6.04)

  The Indenture provides that no Holder of any debt securities of any series may institute any proceeding, judicial or otherwise, with respect to the Indenture or the debt securities of such series, or for the appointment of a receiver or trustee, or for any other remedy under the Indenture, unless:

    (i) such Holder has previously given to the Trustee written notice of a continuing Event of Default with respect to the debt securities of such series;

    (ii) the Holders of at least 25% in aggregate principal amount of outstanding debt securities of all such series affected shall have made written request to the Trustee to institute proceedings in respect of such Event of Default in its own name as Trustee under the Indenture;

    (iii) such Holder or Holders have offered to the Trustee indemnity reasonably satisfactory to the Trustee against any costs, liabilities or expenses to be incurred in compliance with such request;

    (iv) the Trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

    (v) during such 60-day period, the Holders of a majority in aggregate principal amount of the outstanding debt securities of all such affected series have not given the Trustee a direction that is inconsistent with such written request. A Holder may not use the Indenture to prejudice the rights of another Holder or to obtain a preference or priority over such other Holder. (Section 6.06)

  The Indenture provides that we will file with the Trustee, within 15 days after our Company is required to file the same with the Commission, copies of the annual reports and of the information, documents and other reports which we may be required to file with the Commission pursuant to Section 13 or
Section 15(d) of the Exchange Act. (Section 4.06)

Discharge, Defeasance and Covenant Defeasance

  The Indenture provides with respect to each series of debt securities that we may terminate our obligations under the debt securities of a series and the Indenture with respect to debt securities of such series if: (i) all debt securities of such series previously authenticated and delivered, with certain exceptions, have been delivered to the Trustee for cancellation and our Company has paid all sums payable by it under the Indenture; or (ii) (A) the debt securities of such series mature within one year or all of them are to be called for redemption within one year under arrangements satisfactory to the

Trustee for giving the notice of redemption, (B) we irrevocably deposit in trust with the Trustee, as trust funds solely for the benefit of the Holders of such debt securities, for that purpose, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee), without consideration of any reinvestment, to pay principal of and interest on the debt securities of such series to maturity or redemption, as the case may be, and to pay all other sums payable by it under the Indenture, and (C) we deliver to the Trustee an officers' certificate and an opinion of counsel in each case stating that all conditions precedent provided for in the Indenture relating to the satisfaction and discharge of the Indenture with respect to the debt securities of such series have been complied with. With respect to the foregoing clause (i), only our obligations to compensate and indemnify the Trustee under the Indenture shall survive. With respect to the foregoing clause (ii), only our obligations to execute and deliver debt securities of such series for authentication, to set the terms of the debt securities of such series, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such debt securities are no longer outstanding. Thereafter, only our obligations to compensate and indemnify the Trustee, and its right to recover excess money held by the Trustee shall survive. (Section 8.01)

  The Indenture provides that we (i) will be deemed to have paid and will be discharged from any and all obligations in respect of the debt securities of any series, and the provisions of the Indenture will, except as noted below, no longer be in effect with respect to the debt securities of such series ("legal defeasance") and (ii) may omit to comply with any term, provision or condition of the Indenture described above under "--Certain Covenants" (or any other specific covenant relating to such series provided for in a Board Resolution or supplemental indenture which may by its terms be defeased pursuant to the Indenture), and such omission shall be deemed not to be an Event of Default under clauses (c) or (f) of the first paragraph of "--Events of Default" with respect to the outstanding debt securities of a series ("covenant defeasance"); provided that the following conditions shall have been satisfied:

    (A) we have irrevocably deposited in trust with the Trustee as trust funds solely for the benefit of the Holders of the debt securities of such series, for payment of the principal of and interest on the debt securities of such series, money or U.S. Government Obligations or a combination thereof sufficient (unless such funds consist solely of money, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee) without consideration of any reinvestment and after payment of all federal, state and local taxes or other charges and assessments in respect thereof payable by the Trustee, to pay and discharge the principal of and accrued interest on the outstanding debt securities of such series to maturity or earlier redemption (irrevocably provided for under arrangements satisfactory to the Trustee), as the case may be;

    (B) such deposit will not result in a breach or violation of, or constitute a default under, the Indenture or any other material agreement or instrument to which our Company is a party or by which it is bound;

    (C) no Default with respect to such debt securities of such series shall have occurred and be continuing on the date of such deposit;

    (D) we have delivered to the Trustee an opinion of counsel that (1) the Holders of the debt securities of such series will not recognize income, gain or loss for federal income tax purposes as a result of our exercise of its option under this provision of the Indenture and will be subject to federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred and (2) the Holders of the Debt securities of such series have a valid security interest in the trust funds subject to no prior liens under the Uniform Commercial Code; and

    (E) we have delivered to the Trustee an officers' certificate and an opinion of counsel, in each case stating that all conditions precedent provided for in the Indenture relating to the defeasance contemplated have been complied with. In the case of legal defeasance under clause (i) above, the opinion of counsel referred to in clause (D)(1) above may be replaced by a ruling directed to the Trustee received from the Internal Revenue Service to the same effect. Subsequent to legal defeasance under clause (i) above, our obligations to execute and deliver debt securities of such series for authentication, to set the terms of the debt securities of such series, to maintain an office or agency in respect of the debt securities of such series, to have moneys held for payment in trust, to register the transfer or exchange of debt securities of such series, to deliver debt securities of such series for replacement or to be canceled, to compensate and indemnify the Trustee and to appoint a successor trustee, and its right to recover excess money held by the Trustee shall survive until such debt securities are no longer outstanding. After such debt securities are no longer outstanding, in the case of legal defeasance under clause (i) above, only our obligations to compensate and indemnify the Trustee and its right to recover excess money held by the Trustee shall survive. (Sections 8.02 and 8.03)

Modification of the Indenture

  The Indenture provides that our Company and the Trustee may amend or supplement the Indenture or the debt securities of any series without notice to or the consent of any Holder:

    (1) to cure any ambiguity, defect or inconsistency in the Indenture; provided that such amendments or supplements shall not materially and adversely affect the interests of the Holders;

    (2) to comply with Article 5 of the Indenture;

    (3) to comply with any requirements of the Commission in connection with the qualification of the Indenture under the Trust Indenture Act;

    (4) to evidence and provide for the acceptance of appointments under the Indenture with respect to the debt securities of any or all series by a successor Trustee;

    (5) to establish the form or forms or terms of debt securities of any series or of the coupons appertaining to such debt securities as permitted under the Indenture;

    (6) to provide for uncertificated or Unregistered Securities and to make all appropriate changes for such purpose; and

    (7) to make any change that does not materially and adversely affect the rights of any Holder. (Section 9.01)

  The Indenture also contains provisions whereby our Company and the Trustee, subject to certain conditions, without prior notice to any Holders, may amend the Indenture and the outstanding debt securities of any series with the written consent of the Holders of a majority in principal amount of the debt securities then outstanding of all series affected by such supplemental indenture (all such series voting as one class), and the Holders of a majority in principal amount of the outstanding debt securities of all series affected thereby (all such series voting as one class) by written notice to the Trustee may waive future compliance by our Company with any provision of the Indenture or the debt securities of such series. Notwithstanding the foregoing provisions, without the consent of each Holder affected thereby, an amendment or waiver, including a waiver pursuant to Section 6.04 of the Indenture, may not: (i) extend the stated maturity of the principal of, or any sinking fund obligation or any installment of interest on, such Holder's Security, or reduce the principal amount thereof or the rate of interest thereon (including any amount in respect of original issue discount), or any premium payable with respect thereto, or adversely affect the rights of such Holder under any mandatory redemption or repurchase provision or any right of redemption or repurchase at the option of such Holder, or reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof or the amount thereof provable in bankruptcy, or change any place of payment where, or the currency in which, any Security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the due date therefor; (ii) reduce the percentage in principal amount of outstanding debt securities of the relevant series the consent of whose Holders is required for any such supplemental Indenture, for any waiver of compliance with certain provisions of the Indenture of certain Defaults and their consequences provided for in the Indenture; (iii) waive a Default in the payment of principal of or interest on any Security of such Holder; or (iv) modify any of the provisions of this section of the Indenture, except to increase any such percentage or to provide that certain other provisions of the Indenture cannot be modified or waived without the consent of the Holder of each outstanding Security affected thereby. A supplemental Indenture which changes or eliminates any covenant or other provision of the Indenture which has expressly been included solely for the benefit of one or more particular series of debt securities, or which modifies the rights of Holders of debt securities of such series with respect to such covenant or provision, shall be deemed not to affect the rights under the Indenture of the Holders of debt securities of any other series or of the coupons appertaining to such debt securities. It shall not be necessary for the consent of any Holder under this section of the Indenture to approve the particular form of any proposed amendment, supplement or waiver, but it shall be sufficient if such consent approves the substance thereof. After an amendment, supplement or waiver under this section of the Indenture becomes effective, our Company shall give to the Holders affected thereby a notice briefly describing the amendment, supplement or waiver, we will mail supplemental Indentures to Holders upon request. Any failure of our Company to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental Indenture or waiver (Section 9.02).

Concerning the Trustee

  Harris Trust and Savings Bank is the Trustee under the Indenture. The Trustee performs services for us in the ordinary course of business.

Certain Definitions

  The following are certain key definitions used in this "Description of Debt Securities" section. These and other definitions are contained in the Indenture, which we encourage you to read carefully.

  The term "Attributable Debt" as defined in the Indenture means when used in connection with a sale and lease-back transaction referred to above under "-- Restrictions on Sale and Lease-Back Transactions," on any date as of which the amount thereof is to be determined, the product of (a) the net proceeds from such sale and lease-back transaction multiplied by (b) a fraction, the numerator of which is the number of full years of the term of the lease relating to the property involved in such sale and lease-back transaction (without regard to any options to renew or extend such term) remaining on the date of the making of such computation and the denominator of which is the number of full years of the term of such lease measured from the first day of such term.

  The term "Consolidated Net Worth" as defined in the Indenture means, at any date of determination, the consolidated stockholders' equity of the Company, as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries.

  The term "Funded Debt" as defined in the Indenture means all indebtedness for money borrowed, including purchase money indebtedness, and indebtedness pursuant to a mandatory sinking fund or prepayment provision or otherwise, having a maturity of more than one year from the date of its creation or having a maturity of less than one year but by its terms being renewable or extendible, at the option of the obligor in respect thereof, beyond one year from the date of its creation.

  The term "Holder" or "Securityholder" as defined in the Indenture means the registered holder of any Security with respect to registered debt securities and the bearer of any Unregistered Security or any coupon appertaining thereto, as the case may be.

  "Non-U.S. Subsidiary" as defined in the Indenture means any Subsidiary that is not a corporation, partnership or other entity created or organized in or under the laws of the United States of America or any state thereof.

  "Original Issue Discount Security" as defined in the Indenture means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof.

  "Permitted Receivables Financing" as defined in the Indenture means a transaction or series of transactions (including amendments, supplements, extensions, renewals, replacements, refinancings or modifications thereof) pursuant to which a Securitization Subsidiary purchases Receivables and Related Assets from the Company or any Subsidiary and finances such Receivables and Related Assets through the issuance of Equity Interests or indebtedness (either directly or through a trust) or through the sale of the Receivables and Related Assets or a fractional undivided interest in the Receivables and Related Assets; provided that (i) the Board of Directors of the Company shall have determined in good faith that such Permitted Receivables Financing is economically fair and reasonable to the Company, (ii) all sales of Receivables and Related Assets to the Securitization Subsidiary are made at fair market value (as determined in good faith by the Board of Directors of the Company), (iii) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Board of Directors of the Company), (iv) no portion of the indebtedness of a Securitization Subsidiary will be guaranteed by or will be recourse to the Company or any Significant Subsidiary (other than recourse for customary representations, warranties, covenants and indemnities, none of which shall relate to the collectibility (as opposed to the status) of the Receivables and Related Assets) and (v) neither the Company nor any Subsidiary shall have any obligation to maintain or preserve the Securitization Subsidiary's financial condition.

  The term "Principal Property" as defined in the Indenture means the Company's principal office building and any manufacturing plant or principal research facility of any of the Company or any Significant Subsidiary which is located within the United States of America, except any such principal office building, plant or facility which the Board of Directors by resolution declares is not of material importance to the total business conducted by the Company and its Subsidiaries as an entirety.

  "Receivables and Related Assets" as defined in the Indenture means accounts receivable and instruments, chattel paper, obligations, general intangibles and other similar assets, in each case, relating to such receivables, including interest in merchandise or goods, the sale or lease of which gave rise to such receivables, related contractual rights, guarantees, insurance proceeds, collections, other related assets, and proceeds of all of the foregoing.

  "Securitization Subsidiary" as defined in the Indenture means a Wholly Owned Subsidiary which is established for the limited purpose of acquiring and financing Receivables and Related Assets and engaging in activities ancillary thereto.

  The term "Significant Subsidiary" as defined in the Indenture means, at any time, any Subsidiary that would be a Significant Subsidiary at such time, as such term is defined in Regulation S-X promulgated by the Commission, as in effect on the date of the Indenture.

  The term "Subsidiary" as defined in the Indenture means with respect to any Person, any corporation, association or other business entity of which more than 50% of the outstanding Voting Stock or other ownership interest is owned directly or indirectly, by such Person and one or more other Subsidiaries of such Persons.

  The term "Total Assets" as defined in the Indenture means, at any date of determination, the total assets of the Company and its Subsidiaries on a consolidated basis as set forth on the then most recently available consolidated balance sheet of the Company and its consolidated Subsidiaries prepared in accordance with GAAP.

  "Wholly Owned Subsidiary" as defined in the Indenture means a Subsidiary all of the Equity Interests of which (except directors' qualifying shares) is at the time owned directly or indirectly by the Company.

                          DESCRIPTION OF COMMON STOCK

  We may issue, separately or together with or upon conversion of or exchange for other securities, shares of our common stock and the associated preferred stock purchase rights ("Rights"), all as set forth in the applicable prospectus supplement. The following summaries do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the following documents:

    (i) our Amended and Restated Certificate of Incorporation, which we refer to as our Charter;

    (ii) our By-Laws; and

    (iii) our Shareholder Rights Agreement, dated December 15, 1997, as may subsequently be amended, between our company and Harris Trust and Savings Bank, as Rights Agent, pursuant to which the Rights are issued, which we refer to as our Rights Agreement.

A copy of each of our Charter, By-Laws and Rights Agreement are incorporated by reference as exhibits. See "Where You Can Find More Information."

Authorized and Outstanding Stock

  Under our Amended and Restated Certificate of Incorporation (the "Restated Certificate"), we are authorized to issue 1,000,000,000 shares of Common Stock, par value $0.01 per share, and 11,000,000 shares of preferred stock, par value $0.01 per share (the "Preferred Stock"). As of September 30, 1999, 311,390,000 shares of Common Stock (excluding treasury shares) were issued and outstanding and no shares of Preferred Stock were issued and outstanding. In addition, as of September 30, 1999, there were 22,493,000 shares of Common Stock reserved for issuance under our equity incentive plans of which approximately 21,528,000 were subject to outstanding stock options. On January 1, 2000 an additional 3,750,000 shares of Common Stock will become authorized under our 1998 Equity Incentive Plan for use in connection with stock options granted after that date. The number of authorized shares of Preferred Stock includes 1,000,000 authorized shares of Junior Participating Preferred Stock, Series A (the "Series A Preferred Stock") issuable pursuant to the rights agreement dated as of December 15, 1997 between the Company and Harris Trust and Savings Bank (the "Rights Plan"), none of which were outstanding as of September 30, 1999. See "--Stock Purchase Rights."

Common Stock

  Subject to the rights of the holders of any Preferred Stock, each holder of Common Stock on the applicable record date is entitled to receive such dividends as may be declared by our Board of Directors out of funds legally available therefor and, in the event of liquidation, to share pro rata in any distribution of our assets after payment of liabilities. Each holder of Common Stock is entitled to one vote for each share held of record on the applicable record date on all matters presented to a vote of stockholders. The outstanding Common Stock is, and the shares of Common Stock offered hereby will be, fully paid and non-assessable. Harris Trust and Savings Bank of Chicago, Illinois is the registrar and transfer agent for the Common Stock.

Stock Purchase Rights

  Each outstanding share of Common Stock includes, and each share of Common Stock offered hereby will include, one preferred stock purchase right (individually a "Right" and collectively the "Rights") provided under our Rights Agreement. Each Right entitles the holder, until the earlier of December 11, 2007 or the redemption of the Rights, to buy one one-thousandth of a share of Series A Preferred Stock at a price of $130 per one one-thousandth of a share (as may be adjusted to reflect stock splits since the issuance of the Rights). The Series A Preferred Stock is nonredeemable and will have 1,000 votes per share (subject to adjustment). We have reserved 1,000,000 shares of Series A Preferred Stock for issuance upon exercise of such Rights.

  In the event that any person becomes the beneficial owner of 15% or more of our Common Stock, the Rights (other than Rights held by the acquiring stockholder) would become exercisable for that number of shares of the Common Stock having a market value of two times the exercise price of the Right. Furthermore, if after any person becomes the beneficial owner of 15% or more of our Common Stock, our Company is acquired in a merger or other business combination or 50% or more of its assets or earnings power were sold, each Right (other than Rights held by the acquiring person) would become exercisable for that number of shares of Common Stock (or securities of the surviving company in a business combination) having a market value of two times the exercise price of the Right.

  We may redeem the Rights at one cent per Right prior to the occurrence of an event that causes the Rights to become exercisable for Common Stock.

  One Right will be issued in respect of each share of Common Stock issued before the earlier of December 11, 2007 or the redemption of the Rights. As of the date of this prospectus, the Rights are not exercisable, certificates representing the Rights have not been issued and the Rights automatically trade with the shares of Common Stock. The Rights will expire on December 11, 2007, unless earlier redeemed.

Preferred Stock

  Shares of Preferred Stock may be issued from time to time in one or more series. Our Board is authorized to determine and alter all rights, preferences and privileges and qualifications, limitations and restrictions thereof (including, without limitation, voting rights and the limitation and exclusion thereof) granted to or imposed upon any wholly unissued series of Preferred Stock and the number of shares constituting any such series and the designation thereof, to determine whether fractional shares can be issued in any particular series and, if so, the nature of the fractional interests which can be issued in that series, and to increase or decrease (but not below the number of shares of such series then outstanding) the number of shares of any series subsequent to the issue of shares of that series then outstanding. In case the number of shares of any series is so decreased, the shares constituting such reduction shall resume the status which such shares had prior to the adoption of the resolution originally fixing the number of shares of such series.

                         DESCRIPTION OF DEBT WARRANTS

  We may issue, together with other securities or separately, warrants for the purchase of debt securities ("Debt Warrants"). The Debt Warrants are to be issued under Debt Warrant Agreements (each a "Debt Warrant Agreement") to be entered into between us and a bank or trust company, as Debt Warrant Agent (the "Debt Warrant Agent"), all as set forth in the applicable prospectus supplement. The Debt Warrant Agent will act solely as our agent in connection with the Debt Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Debt Warrants. A copy of the form of Debt Warrant Agreement, including the form of Warrant Certificates representing the Debt Warrants (the "Debt Warrant Certificates"), reflecting the alternative provisions to be included in the Debt Warrant Agreements that will be entered into with respect to particular offerings of Debt Warrants, will be filed in an amendment to the registration statement of which this prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the registration statement of which this prospectus is a part. Because the following is only a summary of the Debt Warrant Agreements and the Debt Warrant Certificates, it does not contain all of the information that you may find useful. For further information about the Debt Warrant Agreements and the Debt Warrant Certificates, you should read the Debt Warrant Agreements and the Debt Warrant Certificates.

General

  You should look in the accompanying prospectus supplement for the following terms of the offered Debt Warrants:

    (a) the designation, aggregate principal amount and terms of the debt securities purchasable upon exercise of such Debt Warrants and the procedures and conditions relating to the exercise of such Debt Warrants;

    (b) the specific designation and terms of any related debt securities with which such Debt Warrants are issued and the number of such Debt Warrants issued with each such debt security;

    (c) the date, if any, on and after which such Debt Warrants and the related debt securities will be separately transferable;

    (d) the principal amount of debt securities purchasable upon exercise of each debt warrant and the price at which such principal amount of debt securities may be purchased upon such exercise;

    (e) the date on which the right to exercise such Debt Warrants shall commence and the date on which such right shall expire (the "Expiration Date");

    (f) if the debt securities purchasable upon exercise of such Debt Warrants are original issue discount debt securities, a discussion of federal income tax considerations applicable thereto; and

    (g) whether the Debt Warrants represented by the Debt Warrant
  Certificates will be issued in registered or bearer form, and, if registered, where they may be transferred and registered.

  Debt Warrant Certificates will be exchangeable for new Debt Warrant Certificates of different denominations and Debt Warrants may be exercised at the corporate trust office of the Debt Warrant Agent or any other office indicated in the applicable prospectus supplement. Prior to the exercise of their Debt Warrants, holders of Debt Warrants will not have any of the rights of holders of the debt securities purchasable upon such exercise and will not be entitled to payments of principal of (and premium, if any) or interest, if any, on the debt securities purchasable upon such exercise.

Exercise of Debt Warrants

  Each Debt Warrant will entitle the holder to purchase for cash such principal amount of debt securities at such exercise price as shall in each case be set forth in, or to be determinable as set forth in the applicable prospectus supplement. Debt Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the applicable prospectus supplement. After the close of business on the Expiration Date, unexercised Debt Warrants will become void.

  Debt Warrants may be exercised as set forth in the applicable prospectus supplement relating to such Debt Warrants. Upon receipt of payment and the Debt Warrant Certificate properly completed and duly executed at the corporate trust office of the Debt Warrant Agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward the debt securities purchasable upon such exercise. If less than all of the Debt Warrants represented by such Debt Warrant Certificate are exercised, a new Debt Warrant Certificate will be issued for the remaining amount of Debt Warrants.

                         DESCRIPTION OF STOCK WARRANTS

  We may issue, together with other securities or separately, stock warrants for the purchase of our Common Stock ("Stock Warrants"). The Stock Warrants are to be issued under stock warrant agreements (each a "Stock Warrant Agreement") to be entered into between us and a bank or trust company, as stock warrant agent (the "Stock Warrant Agent"), all as set forth in the applicable prospectus supplement. The Stock Warrant Agent will act solely as our agent in connection with the Stock Warrants of such series and will not assume any obligations or relationship of agency or trust for or with any holders or beneficial owners of Stock Warrants. Copies of the forms of Stock Warrant Agreements and the forms of warrant certificates (the "Stock Warrant Certificates") will be filed in an amendment to the registration statement of which this prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the registration statement of which this prospectus is a part. The following description of certain provisions of the forms of Stock Warrant Agreements and Stock Warrant Certificates does not purport to be complete and is subject to, and are qualified in their entirety by reference to, all the provisions of the Stock Warrant Agreements and the Stock Warrant Certificates to be filed in an amendment to the registration statement of which this prospectus is a part or filed in a Current Report on Form 8-K and incorporated by reference in the registration statement of which this prospectus is a part.

General

  If we offer warrants for the purchase of Common Stock, the applicable prospectus supplement will describe their terms, which may include the following:

    (i) the offering price of such Stock Warrants, if any;

    (ii) the procedures and conditions relating to the exercise of such Stock Warrants;

    (iii) the number of shares of Common Stock purchasable upon exercise of each stock warrant and the initial price at which such shares may be purchased upon exercise;

    (iv) the date on which the right to exercise such Stock Warrants shall commence and the date on which such right shall expire (the "Expiration Date");

    (v) a discussion of Federal income tax considerations applicable to the exercise of Stock Warrants;

    (vi) call provisions of such Stock Warrants, if any; and

    (vii) any other terms of the Stock Warrants.

  The shares of Common Stock issuable upon the exercise of the Stock Warrants will, when issued in accordance with the Stock Warrant Agreement, be validly issued, fully paid and nonassessable.

  Prior to the exercise of their Stock Warrants, holders of Stock Warrants will not have any of the rights of holders of the Common Stock purchasable upon such exercise, and will not be entitled to any dividend payments on the Common Stock purchasable upon such exercise.

Exercise of Warrants

  Each stock warrant will entitle the holder to purchase for cash such number of shares of Common Stock at such exercise price as shall in each case be set forth in, or be determinable as set forth in, the applicable prospectus supplement. Unless otherwise specified in the applicable prospectus supplement, Stock Warrants may be exercised at any time up to the close of business on the Expiration Date set forth in the applicable prospectus supplement. After the close of business on the Expiration Date, unexercised Stock Warrants will become void.

  Stock Warrants may be exercised as set forth in the applicable prospectus supplement. Upon receipt of payment and the Stock Warrant Certificates properly completed and duly executed at the corporate trust office of the Stock Warrant Agent or any other office indicated in the applicable prospectus supplement, we will, as soon as practicable, forward a certificate representing the number of shares of Common Stock purchasable upon such exercise. If less than all of the Stock Warrants represented by such Stock Warrant Certificate are exercised, a new Stock Warrant Certificate will be issued for the remaining amount of Stock Warrants.

Anti-Dilution Provisions

  Unless otherwise specified in the applicable prospectus supplement, the exercise price payable and the number of shares purchasable upon the exercise of each Stock Warrant will be subject to adjustment in certain events, including:

    (i) the issuance of a stock dividend to holders of Common Stock or a combination, subdivision or reclassification of Common Stock;

    (ii) the issuance of rights, warrants or options to all holders of Common Stock entitling the holders thereof to purchase Common Stock for an aggregate consideration per share less than the current market price per share of the Common Stock; or

    (iii) any distribution by us to the holders of our Common Stock of evidences of our indebtedness or of assets (excluding cash dividends or distributions payable out of capital surplus and dividends and distributions referred to in (i) above).

No fractional shares will be issued upon exercise of Stock Warrants, but we will pay the cash value of any fractional shares otherwise issuable.

                             PLAN OF DISTRIBUTION

  The following summary of our plan for distributing the securities offered under this prospectus will be supplemented by a description of our specific plan for each offering in the applicable prospectus supplement. Such description will include, among other things, the terms of any underwriting arrangements applicable to such offering.

  We may sell the securities offered under this prospectus through agents, underwriters or dealers or directly to one or more purchasers. The prospectus supplement with respect to the offered securities will set forth the terms of the offering of such offered securities, including the name or names of any underwriters, dealers or agents, the purchase price of such offered securities and the proceeds to us from such sale, any underwriting discounts and other items constituting compensation to underwriters, any initial public offering price and any discounts, commissions or concessions allowed or reallowed or paid to dealers, and any bidding or auction process. Any initial offering price and any discounts, concessions or commissions allowed or reallowed or paid to dealers may be changed from time to time.

  If underwriters are used in an offering, the offered securities will be acquired by the underwriters for their own account. The offered securities may be sold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The offered securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more of such firms. The specific managing underwriter or underwriters, if any, will be set forth in the applicable prospectus supplement together with the members of the underwriting syndicate, if any. Unless otherwise set forth in the prospectus supplement, the obligations of the underwriters to purchase the offered securities will be subject to certain conditions precedent and the underwriters will be obligated to purchase all such offered securities if any are purchased.

  Offered securities may be sold directly by us or through agents designated by us from time to time. The prospectus supplement will set forth the name of any agent involved in the offer or sale of the offered securities in respect of which the prospectus supplement is delivered and any commissions payable by us to such agent. Unless otherwise indicated in the prospectus supplement, any such agent is acting on a best efforts basis for the period of its appointment.

  Any underwriters, dealers, or agents participating in the distribution of the offered securities may be deemed to be underwriters and any discounts or commissions received by them on the sale or resale of the offered securities may be deemed to be underwriting discounts and commissions under the Securities Act of 1933, as amended.

  Agents, dealers or underwriters may be entitled, under agreements entered into with us, to indemnification by us against certain liabilities, including liabilities under the Securities Act of 1933, as amended, and to contribution with respect to payments which the agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may engage in transactions with or perform services for us in the ordinary course of business.

  Some or all of the offered securities, other than our Common Stock, will be a new issue or issues of securities with no established trading market. Any Common Stock offered by this prospectus will be listed on the New York Stock Exchange (or the then other principal trading market). Unless otherwise indicated in a prospectus supplement, we do not currently intend to list any offered debt securities or warrants on any securities exchange. No assurance can be given that the underwriters, dealers or agents, if any, involved in the sale of the offered securities will make a market in such offered securities. Whether or not any of the offered securities are listed on a national securities exchange or the underwriters, dealers or agents, if any, involved in the sale of the offered securities make a market in such offered securities, no assurance can be given as to the liquidity of the trading market for such offered securities.

Delayed Delivery Arrangements

  If so indicated in the applicable prospectus supplement, we may authorize underwriters or other persons acting as our agents to solicit offers by certain institutions to purchase offered securities from us under contracts providing for payment and delivery on a future date. Institutions with which such contracts may be made include:

  .commercial and savings banks,

  .insurance companies,

  .pension funds,

  .investment companies, and

  .educational and charitable institutions and others,

but in all cases will be subject to our approval. The obligations of any purchaser under any such contract will be subject to the conditions that the purchase of the offered securities shall not at the time of delivery be prohibited under the laws of the jurisdiction to which such purchaser is subject and, if the securities are also being sold to underwriters acting as principals for their own account, the underwriters shall have purchased such securities not sold for delayed delivery. The underwriters and such agents will not have any responsibility in respect of the validity or performance of such contracts.

                                 LEGAL MATTERS

  Unless otherwise indicated in the applicable prospectus supplement, certain legal matters in connection with the securities offered hereby will be passed upon for ServiceMaster by Vernon T. Squires, Senior Vice President and General Counsel of ServiceMaster. As of September 30, 1999, Mr. Squires held directly or indirectly 393,388 shares and options to acquire 225,000 shares of our Common Stock.

                                    EXPERTS

  Arthur Andersen LLP, independent auditors, have audited our consolidated financial statements included in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their report, which is incorporated in this prospectus by reference. Our consolidated financial statements are incorporated by reference in reliance on their report, given on their authority as experts in accounting and auditing in giving said report.

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  No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the notes offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

                                ---------------

                               TABLE OF CONTENTS
                             Prospectus Supplement

                                                                            Page
                                                                            ----
The ServiceMaster Company.................................................   S-2
Capitalization of ServiceMaster...........................................   S-3
Ratio of Earnings to Fixed Charges........................................   S-3
Use of Proceeds...........................................................   S-3
Selected Financial Data...................................................   S-4
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   S-6
Description of the Notes..................................................  S-13
Underwriting..............................................................  S-15
Special Note on Forward-Looking Statements................................  S-16
Legal Opinions............................................................  S-17

                                  Prospectus

Where You Can Find More Information.......................................     2
Special Note on Forward-Looking Statements................................     3
The ServiceMaster Company.................................................     4
Use of Proceeds...........................................................     5
Ratio of Earnings to Fixed Charges........................................     5
Description of Debt Securities............................................     6

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                                 $250,000,000

                           The ServiceMaster Company

                                     % Notes
                              due         , 2005

                                ---------------

                             PROSPECTUS SUPPLEMENT

                                ---------------

                             Goldman, Sachs & Co.
                               J.P. Morgan & Co.

                        Banc of America Securities LLC

                        Banc One Capital Markets, Inc.
                           BNY Capital Markets, Inc.

                         SunTrust Equitable Securities

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